EXHIBIT 1

IVANHOE MINES LTD.

Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2004

DATED MARCH 30, 2005

TABLE OF CONTENTS

ITEM 1: COVER PAGE	1
ITEM 2: CORPORATE STRUCTURE	9

Name, Address and Incorporation	9
Subsidiaries and Management Structure	9

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	11
Overview	11
Three Year History	11
Outlook	14
Risk Factors	16

ITEM 4: DESCRIPTION OF THE BUSINESS	22
Overview	22
Qualified Persons	22
Oyu Tolgoi Copper and Gold Project, Mongolia	23
Monywa Copper Project, Myanmar	39
Savage River Iron Ore Project, Tasmania, Australia	47
Other Projects	54
Mongolia	54
China	56
Kazakhstan	58
Australia	60
Myanmar	61
Equity Investments	61
Exploration Expenditures	62
Human Resources	63

ITEM 5: DIVIDENDS	63

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE	63

ITEM 7: MARKET FOR SECURITIES	64

ITEM 8: DIRECTORS AND OFFICERS	65

ITEM 9: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67

ITEM 10: TRANSFER AGENTS AND REGISTRARS	68

ITEM 11: MATERIAL CONTRACTS	68

ITEM 12: INTERESTS OF EXPERTS	69

ITEM 13: ADDITIONAL INFORMATION	70

SCHEDULE A	71

Forward-Looking Statements

Except for statements of historical fact relating to IVN, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statement include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of the Corporation’s exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should” and similar expressions, are forward-looking statements. While IVN believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that IVN’s projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Corporation undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This Annual Information Form contains references to estimates of mineral resources and mineral reserves. The estimation of resources and reserves is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources and mineral reserves will be accurate or that such mineral resources and mineral reserves can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Factors that could cause actual results to differ materially include, but are not limited to, those set forth herein under “Risk Factors”.

Currency and Exchange Rates

In this Annual Information Form, all funds are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars, references to “Cdn$” are to Canadian dollars and references to “Aus$” are to Australian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

(Stated in Canadian dollars)

	Year Ended December 31
	2004	2003	2002	2001	2000
End of period	1.2036	1.2924	1.5796	1.5928	1.4995
High for the period	1.3968	1.5777	1.6184	1.6052	1.5601
Low for the period	1.1774	1.2839	1.5155	1.4901	1.4349
Average for the period	1.3015	1.40146	1.5703	1.5484	1.4859

The Bank of Canada noon buying rate on March 29, 2005 for the purchase of one United States dollar using Canadian dollars was Cdn$1.2136 (one Canadian dollar on that date equalled US$0.82399).

Defined Terms and Abbreviations

Throughout this AIF, there are terms that are defined in the document and used only in the relevant section in which they are defined. There are also a number of defined terms and abbreviations that are used consistently throughout the document as follows:

“AAJV” means AMEC Ausenco Joint Venture, a joint venture of AMEC E&C Services Ltd. and Ausenco;

“ABM” means ABM Mining Limited;

“AMEC” means AMEC Americas Ltd.;

“ASG” means Asia Gold Corp.;

“au” means gold;

“Ausenco” means Ausenco Limited;

“BHP Exploration” means BHP Minerals International Exploration Inc.;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Standards” means CIM Standards on Mineral Resources and Mineral Reserve Guidelines;

“Common Shares” means common shares in the capital of the Corporation;

“Corporation” means Ivanhoe Mines Ltd.;

“cu” means copper;

“CuEq” means copper equivalent grade, calculated using assumed metal prices for copper and gold. The assumed prices used in this Annual Information Form are $0.80 for copper and $350/oz for gold, with the formula CuEq = %Cu + (g/t Au*11.25)/17.64;

“Entrée” means Entrée Gold Inc.;

“g/t” means grams per tonne;

“Goldamere” means Goldamere Pty. Ltd.;

“Hugo Dummett Deposits” means collectively, the Hugo North and the Hugo South deposits;

“Hugo Dummett Technical Report” means a technical report on the Hugo Dummett Deposits of the Oyu Tolgoi Project dated May 3, 2004 prepared by AMEC;

“Hugo North” means the Hugo North deposit of the Oyu Tolgoi Project;

“Hugo South” means the Hugo South deposit of the Oyu Tolgoi Project;

“IMMI” means Ivanhoe Mines Mongolia Inc. XXK;

“Integrated Development Plan” means a proposed preliminary assessment report on the development of the Oyu Tolgoi Project, the bulk of which consists of information intended for a feasibility study on the Southern Oyu Deposits and a pre-feasibility study for the Hugo Dummett Deposits, plus certain additional assumptions and planning regarding the proposed operations and recently identified drill data;

“IP” means induced polarization;

“IVN” means Ivanhoe Mines Ltd;

“IVN Group” means, collectively, the Corporation and its subsidiaries or a group of subsidiaries, as the context requires;

“Jinshan” means Jinshan Gold Mines Inc.;

“JORC Code” means the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves;

“km” means kilometres;

“km2” means square kilometres;

“lb” means pound;

“LME” means London Metal Exchange;

“m” means metres;

“MEL” means Mongolian mineral exploration license;

“Monywa Copper Project” means the copper mine and related deposits located at Monywa, Myanmar owned by Monywa JVCo;

“Monywa JVCo” means Myanmar Ivanhoe Copper Company Limited;

“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators;

“Oyu Tolgoi Project” means the Corporation’s copper and gold exploration and development project located at Oyu Tolgoi in Mongolia;

“oz” means ounce;

“Preferred Shares” means preferred shares in the capital of the Corporation;

“Preliminary Assessment Report” means a technical report on the Oyu Tolgoi Project dated January 26, 2004 prepared by AAJV;

“RC” means reverse circulation;

“Savage River Project” means the iron ore mine located at Savage River, Tasmania and related processing facilities and deposits;

“Southern Oyu Deposits” means collectively, the South Oyu, Southwest Oyu and Central Oyu deposits of the Oyu Tolgoi Project as well as smaller, satellite zones of mineralization, including the Wedge deposit, Bridge deposit, Far Southwest deposit and Southern Sliver deposit;

“Southern Oyu Technical Report” means a technical report on the Southern Oyu Deposits dated September 16, 2004 prepared by AMEC;

“Stability Agreement” means an agreement being negotiated between the State of Mongolia and IVN setting the terms of various government related inputs for the Oyu Tolgoi Project;

“Stemcor” means Stemcor Holdings Limited; and

“tpy” means tonnes per year.

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

Glossary of Geological and Mining Terms

andesite: a dark-coloured, fine grained extrusive rock.

anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

breccia: rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

chalcocite: a form of copper mineral ore that generally contains a high copper content.

chalcopyrite: a form of copper mineral ore that generally contains a low copper content.

concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite: a supergene mineral found in copper deposits; a source of copper.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

dacitic: fine grained extrusive rock having the same general composition as andesite, but with less plagioclase and more quartz.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

DTR: means “Davis Tube Recovery”, which is a measure of the percentage of magnetite mineral that will be recovered into concentrate from a magnetite ore. The iron content of pure magnetite is approximately 72%. Accordingly, to determine the iron content of a magnetite ore from a DTR grade, multiply the grade by 0.72.

electrowinning: recovery of a metal from an ore by means of electro-chemical processes.

fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.

flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

gangue: valueless rock or mineral material in ore.

heap leaching: a process whereby valuable metals are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and are collected from a sloping, impermeable liner.

hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.

HQ: diamond drilling equipment that produces a 63.5 millimetre core diameter.

indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

leach: to dissolve minerals or metals out of ore with chemicals.

measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.

NQ: diamond drilling equipment that produces a 47.5 millimetre core diameter.

ore reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.

porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.

probable ore reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven ore reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PQ: diamond drilling equipment that produces an 85 millimetre core diameter.

qualified person: an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.

schist: a strongly foliated crystalline rock which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

scoping study: the first level of a study performed on a mineral deposit to determine its economic viability.

shear zone: a tabular zone of rock which has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. Shear zones can be mineralized with ore-forming solutions.

stock: an irregular, metalliferous mass in a rock formation.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

sulphides: compounds of sulphur with other metallic elements.

supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

SX-EW: solvent extraction and electrowinning processing. Recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes.

tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

tuffs: a general term used for all consolidated pyroclastic rocks.

vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

vug: a small cavity in a vein or rock usually lined with crystals.

ITEM 2: CORPORATE STRUCTURE

Name, Address and Incorporation

IVN was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994 the Corporation changed its name to Indochina Goldfields Ltd. In March 1994 the Corporation increased its authorized capital from 10,000 Common Shares without par value to 100,000,000 Common Shares without par value and created 100,000,000 Preferred shares without par value. In February 1995 the Corporation was continued under the Business Corporations Act (Yukon). In July 1997 the Corporation increased its authorized capital to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. In June 1999 the Corporation changed its name to Ivanhoe Mines Ltd.

The Corporation’s North American headquarters are located at 654 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1. The Corporation’s Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation’s registered office is located at 300 – 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Subsidiaries and Management Structure

The corporate structure of the Corporation, its material active subsidiaries, the percentage ownership in such subsidiaries which are not wholly-owned by the Corporation and the jurisdiction of incorporation of such corporations as at March 15, 2005 are set out in the following chart.

Note:	All subsidiaries are wholly-owned unless otherwise indicated “BVI” means British Virgin Islands

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Overview

IVN is an international mineral exploration and development company. The IVN Group holds interests in several mineral resource properties ranging from full production mining operations to grass-roots exploration projects, with a particular emphasis on resource properties located in Asia. The IVN Group also holds equity investments in several junior, publicly-listed mineral exploration companies.

The IVN Group’s principal mineral resource properties are the Oyu Tolgoi in Mongolia and the Monywa Copper Project in Myanmar. The IVN Group holds a 100% interest in the Oyu Tolgoi Project and a 50% interest in the Monywa Copper Project. The IVN Group also owned a 100% interest in the Savage River Project in Tasmania, Australia, but sold its interest in this project in February 2005.

Three Year History

2002

During the first quarter of 2002, IVN completed the expenditures necessary to earn its interest in the Oyu Tolgoi Project and paid $5 million to BHP Exploration in order to complete its acquisition of a 100% interest in the project. BHP Exploration retained a 2% net smelter returns royalty and certain back-in rights which became exercisable if, prior to the completion of the subsequent $3 million exploration program mandated by the earn-in agreement, mineralization meeting certain contractually defined parameters was identified. Depending on the quantity of mineralization identified, and the means by which it was amenable to extraction, BHP Exploration would be entitled to back-in to either a 40% or a 60% participating interest in the project. In either case, BHP would have been required to relinquish its 2% net smelter returns royalty and pay to IVN an amount equal to three times the amount of exploration expenditures incurred. BHP Exploration’s back-in rights expired in June 2002.

In March 2002, AMEC completed an initial resource estimate for the Oyu Tolgoi Project. AMEC estimated an inferred mineral resource of 587.7 million tonnes, grading 0.41% copper and 0.53 g/t gold and above a cut-off grade of 0.3% copper equivalent. The copper equivalent cut-off grade was established at an assumed recovery of 100% of both gold and copper and prices of $300 per ounce for gold and $0.80 per pound for copper. Throughout the year, the Corporation continued its extensive drilling and other exploration activities at the Oyu Tolgoi Project and carried out a substantial reconnaissance and property acquisition program in the South Gobi region of Mongolia. During 2002, the Corporation spent approximately $30 million in Mongolia, including $18 million at the Oyu Tolgoi Project.

In September 2002, negotiations between IVN’s subsidiary ABM and UBS Australia Ltd. (“UBS”), the project lender to the Savage River Project, to restructure the project’s finances culminated in an agreement whereby ABM indirectly acquired approximately Aus$74.9 million ($41 million) of project debt obligations owed to UBS by ABM’s wholly-owned subsidiary Goldamere Pty. Ltd. (the owner and operator of the Savage River Project), in consideration for a cash payment by ABM to UBS of Aus$15 million ($8.2 million). The transaction had the effect of reducing current and long term liabilities on IVN’s consolidated balance sheet by approximately $41 million and resulted in a non-cash gain for the 2002 fiscal year of approximately $32.5 million. Following the restructuring of the project debt and a revision to the Savage River mine plan, IVN undertook a further review of the carrying value of the Savage River Project and recorded an additional write-down of $18 million for the 2002 fiscal year.

During 2002 and through January 2003, the Corporation raised approximately $113.8 million to fund its exploration and other corporate development activities through a series of public and private equity financings, resulting in the issuance of approximately 49.4 million additional Common Shares.

2003

In February 2003, AMEC completed an updated independent resource estimate for the Oyu Tolgoi Project based on extensive additional drilling carried out after March 2002. The updated estimate covered the four principal exploration zones of the Oyu Tolgoi Project, known as Southwest Oyu, Central Oyu, South Oyu and Far North Oyu. AMEC estimated inferred mineral resources of approximately 1.60 billion tonnes, grading 0.63% copper and 0.17 g/t of gold at a 0.30% copper equivalent cut-off grade. AMEC estimated indicated mineral resources at Southwest Oyu of an additional 509 million tonnes grading 0.40% copper and 0.59 g/t of gold at a 0.30% copper equivalent cut-off grade. IVN also retained AMEC and Ausenco to prepare scoping and pre-feasibility studies of the Oyu Tolgoi Project in order to consider a range of mining, processing, infrastructure, development alternatives and varying production rates.

In July 2003, AMEC completed a further updated estimate of resources in the Far North zone of the Oyu Tolgoi Project. Based on drilling undertaken after February 2003, AMEC estimated an inferred resource at Far North Oyu of 642.8 million tonnes, grading 1.19% copper and 0.10 g/t of gold, at a 0.60% copper equivalent cut off, containing approximately 7.66 million tonnes (16.9 billion pounds) of copper and 2.1 million ounces of gold. AMEC further updated and increased its inferred resource estimate for Far North Oyu (renamed the Hugo Dummett Deposit) in November 2003 to 1.36 billion tonnes, grading 1.04% copper and 0.15 g/t of gold, at a 0.40% copper equivalent cut off, containing approximately 14.14 million tonnes (31.2 billion pounds) of copper and 6.43 million ounces of gold.

In November 2003, IVN reached an agreement with BHP Exploration to purchase BHP Exploration’s 2% net smelter returns royalty in respect of the Oyu Tolgoi Project. The purchase price was $37 million, payable in two installments. The first installment of $17 million was paid in November 2003 and the second $20 million installment was paid in February 2004.

In December 2003, IVN purchased $50 million of treasury bills issued by the Government of Mongolia. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the Government’s initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation. IVN funded the purchase of the Mongolian treasury bills from the proceeds of a $100 million underwritten offering of Common Shares and share purchase warrants completed in December 2003.

During 2003, the Corporation raised approximately $214.7 million to fund its exploration and other corporate development activities through a series of public and private equity financings, including the $100 million underwritten equity offering referred to above, resulting in the issuance of approximately 46.9 million additional Common Shares and share purchase warrants exercisable to purchase an additional 12 million Common Shares. In November 2003, the Corporation’s Common Shares commenced trading on the Nasdaq Stock Market.

2004

In January 2004, John Macken was appointed President of IVN with the primary task of overseeing construction of a mine at the Oyu Tolgoi Project. Mr. Macken had a 19 year career with Freeport McMoran Copper and Gold. He spent 13 of those years with that company’s operating unit in Indonesia, culminating in the position of Executive Vice-President and General Manager of the Grasberg mining complex, the world’s single largest copper and gold mine.

In February 2004, IVN completed the Preliminary Assessment Report, a scoping study in respect of the Oyu Tolgoi Project, with the assistance of AAJV. The scoping study examined development alternatives based on three different production scenarios. The three development concepts involve, respectively, a full-scale development in one step with a start-up production rate of 40 million tpy, a two stage build-out option involving the initial development of open pits at the Southwest Oyu and Central Oyu deposits and a start-up production rate of 17 to 20 million tpy followed by an expansion to 40 million tpy through a large open pit at the Hugo South deposit and underground block-caving at the Hugo North deposit and, finally, a stand-alone development of open pits at the Southwest Oyu and Central Oyu deposits at a start-up production rate of 17 to 20 million tpy.

In May 2004, AMEC issued an updated independent resource estimate in respect of the Hugo Dummett Deposits. AMEC estimated inferred resources on the Hugo Dummett Deposits of 1.16 billion tonnes, grading 1.29% copper and 0.23 g/t of gold, at a 0.60% copper equivalent cut-off. AMEC also issued an updated independent resource estimate in August 2004 in respect of the Southern Oyu Deposits. For these deposits, AMEC estimated measured and indicated resources of 1.06 billion tonnes, grading 0.48% copper and 0.36 g/t of gold (a copper equivalent grade of 0.71%), at a 0.30% copper equivalent cut-off down to 560 metres below surface and 0.60% copper equivalent cut-off below a depth of 560 metres, plus inferred mineral resources totalling 285 million tonnes grading 0.35% copper and 0.23 g/t gold.

In July 2004, IVN completed an underwritten public offering consisting of 20,000,000 Common Shares at a price of Cdn$7.00 per share for gross proceeds of Cdn$140 million. The bulk of the proceeds were allocated to ongoing exploration and development expenditures on the Oyu Tolgoi Project, including resource definition drilling, engineering and feasibility study activities.

In October 2004, the Corporation received a $12.5 million prepayment of principal plus accrued interest of approximately $1.16 million from the Government of Mongolia in respect of the treasury bills the Corporation purchased from the Government in December 2003. Three additional instalments of principal and interest were received in November and December and the treasury bills were fully repaid as of December 31, 2004.

In November 2004, the Corporation closed on an earn-in and equity participation agreement with Entrée to explore and potentially develop a 40,000 hectare portion of Entrée’s 100%-owned, Shivee Tolgoi (Lookout Hill) mineral exploration concession, which is adjacent to the Oyu Tolgoi Project. Under the terms of the agreement, IVN can acquire an interest of up to 80% in all minerals extracted below a sub-surface depth of 560 metres and up to 70% in all minerals extracted from surface to a depth of 560 metres on the optioned portion of the Shivee Tolgoi property by incurring $35 million in exploration and/or development on the property over an eight-year period. The Corporation also has the right to acquire all of Entrée’s surface rights on the property by spending a minimum of $3 million in the first year and performing sufficient condemnation drilling to ensure there is no economic mineralization below the surface of the areas directly affected. As part of the transaction, the Corporation purchased 4.6 million units of Entrée at a price of Cdn$1.00 per unit. Each unit consisted of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of Cdn$1.10.

2005 To Date

In January 2005, the Corporation’s Common Shares commenced trading on the New York Stock Exchange and were concurrently delisted from the NASDAQ Stock Market. The listing of the Corporation’s Common Shares on the Australian Stock Exchange is expected to terminate in the second quarter of 2005.

In February 2005, IVN sold its entire interest in the Savage River Project to Stemcor Holdings Limited (“Stemcor”) for $21.5 million in cash and a series of contingent, escalating-scale annual payments based on iron ore pellet prices over the next five years. The first $15 million tranche was paid at closing and the remaining $6.5 million tranche will be paid on July 31, 2005 or, at Stemcor’s election, on January 31, 2006. The escalating scale payments will commence in March 2006 and pricing will be based on the iron-ore year starting April 2005. Determination of the contingent, escalating-scale annual payments to IVN will be based on Savage River iron-ore pellet sales of 1.8 million tonnes per year for the next five years and an escalating pellet-price formula using the annual Nibrasco/JSM pellet price as the pricing benchmark. The payments will be calculated at an initial rate of $1.00 a tonne if the annual benchmark price exceeds $30 a tonne, and will escalate to a maximum of $16.50 a tonne if annual pellet prices exceed $80 a tonne. If the Nibrasco/JSM pellet price were to average $40 per tonne over the next five years, the total deferred annual payments to the Company would be approximately $18 million. Based on a five year average Nibrasco/JSM pellet price of $65 per tonne, the total deferred annual payments to the Company would be approximately $101.5 million and at a five year average of $70 per tonne the total deferred annual payments would be approximately $117 million. For the iron-ore year starting April 2005, the benchmark price increased by 71.5% from $38.10 per tonne to $65 per tonne.

Outlook

IVN expects that, for the foreseeable future, it will continue to concentrate most of its business activities and financial resources in Mongolia with a particular focus on the Oyu Tolgoi Project.

The Oyu Tolgoi Project is transitioning from an exploration-stage project to a development-stage project. While IMMI conducted exploratory drilling and other exploration on the property in the past year, most of its efforts have been dedicated to supporting the preparation of a feasibility study on the Southern Oyu Deposits and a pre-feasibility study on the Hugo North deposit, including in-fill drilling programs to raise the confidence levels of the mineral resource estimates and metallurgical studies. It was IVN’s intention to use those studies as the basis of a comprehensive mine plan for the project. IVN had expected to conclude the negotiations for the Stability Agreement in 2004. Several of the inputs required for the studies are dependent on the terms and conditions of the Stability Agreement, which will crystallize taxation rates, cross-border import/export, supply of power, labour, land use, water rights and other government-related inputs. As the life span of the Oyu Tolgoi Project is currently estimated to exceed 40 years, the completion of the Stability Agreement was deemed essential to allow the Corporation to finance the development of the project. However, the Stability Agreement has not been finalized. Rather than wait for completion of the Stability Agreement, the Corporation has elected to proceed with the Integrated Development Plan for release near the end of the second quarter of 2005. The Integrated Development Plan will include information prepared in connection with the originally planned studies, but will be at a preliminary assessment level because several of the inputs will not have enough certainty to upgrade the overall level of the report.

Data from the open pit feasibility study for the Southern Oyu Deposits and the underground pre-feasibility study for the underground block caving operation at the Hugo North deposit, will be integrated and combined within the economics of the Integrated Development Plan. The plan will also incorporate the results of an independent estimate of indicated resources at the Hugo North deposit and the updated inferred resources at the Hugo North and the Hugo South deposits that is expected to be completed in the second quarter of 2005. IVN believes that the Integrated Development Plan will present a more informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success on the Hugo North deposit and the expected 40 year mine life under the current plan. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett Deposits is required. A planned 1,200 m exploration shaft and subsequent horizontal development is planned in order to accomplish this requirement.

IVN holds an extensive inventory of exploration leases in Mongolia totalling approximately 11.8 million hectares. The Corporation believes that these properties are prospective for gold and copper occurrences similar to its Oyu Tolgoi discovery, as well as metallurgical and thermal coal deposits that would be in close proximity to Chinese markets. In 2004, regional reconnaissance work, rock sampling, induced polarization surveys and diamond drilling were carried out mainly on the Kharmagtai property, the Bronze Fox District and the Nariin Sukhait property, a coal property located in the South Gobi Region of Mongolia. In December 2004, the Company announced its intention to initiate the development of, what the Company currently believes to be extensive coal deposits in the South Gobi Region of Mongolia. Following a year-long evaluation of the coal-bearing basins in southern Mongolia, the Company has delineated three major coal opportunities located on lands wholly controlled by IVN.

IVN is engaged in the final stages of negotiations with Mongolian government representatives for the Stability Agreement. Through June 2004, the Corporation worked extensively with a formally designated working group appointed by the Mongolian government for the purpose of negotiating and drafting the Stability Agreement. In February 2005, a senior management team of IVN made a presentation on the Oyu Tolgoi Project to the Mongolian Cabinet as part of their internal process to consider the Stability Agreement. To date, the Cabinet has not made a determination on this matter, and while IVN is hopeful that the form of agreement will be approved, during 2005, there can be no assurance that this will be the case. The Stability Agreement is designed to follow the framework of current Mongolian laws. Once the agreement has been executed, IVN may, in the future, seek additional agreements and assurances from the government pertaining to the Oyu Tolgoi Project. Some of these agreements and assurances may involve matters beyond the parameters of existing Mongolian law and, as such, may require formal action by the Mongolian Parliament to amend current legislation or enact new legislation. No assurances can be given as to when, or if, IVN’s discussions with the Mongolian government will result in a Stability Agreement, that such agreement, if and when obtained, will contain all of the terms and conditions IVN considers necessary or desirable to facilitate development of the project or that such terms and conditions will be, in all material respects, favourable to IVN.

IVN’s management continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Corporation’s current plan is to continue aggressively advancing the development of the project while concurrently discussing financing options with various parties. In this regard, the Corporation is in discussions with Chinese mining and financial companies, major Japanese mining and metal trading houses, international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. IVN believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Corporation is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Corporation will pursue development of the Oyu Tolgoi Project with a strategic partner at all.

In keeping with the sale of the Savage River Project, the Corporation will continue to explore opportunities to rationalize non-core assets in order to maximize value and generate, or otherwise preserve, cash. Alternatives to be explored will continue to include the outright or partial sale of certain assets, joint venture arrangements with third parties in respect of particular projects or the reorganization of certain assets within distinct corporate entities for the purpose of creating one or more separate economic enterprises that would be spun off to the Corporation’s shareholders. The proceeds, if any, from the sale of non-core assets would likely be used to finance development activities at the Oyu Tolgoi Project. No assurances can be given as to when or if any such transaction or series of transactions will take place or that any such transaction or series of transactions will be of an economic magnitude sufficient to materially advance IVN’s development objectives for the Oyu Tolgoi Project.

The Corporation continues to rely on capital markets (and in particular, equity markets) to generate the financial resources it needs to fund its exploration activities and expects, in 2005 and thereafter, to require continued access to capital markets in order to advance the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties and IVN’s ability to access capital markets, as and when needed or at all, may be adversely affected by factors beyond IVN’s control. The inability to access capital markets on a timely basis would likely have a materially adverse impact on IVN’s ability to fully develop and maximize the economic potential of the Oyu Tolgoi Project and to pursue other valuable business opportunities.

Risk Factors

There can be no assurance that IVN will be capable of raising the additional funding that it needs to carry out its development and exploration objectives.

The further development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which it holds interests depends upon IVN’s ability to obtain financing through capital markets, sales of non-core assets or other means. There is no assurance that IVN will be successful in obtaining financing as and when needed. Depressed markets for precious and base metals may make it difficult or impossible for IVN to obtain debt financing or equity financing on favourable terms or at all. IVN operates in a region of the world that is prone to economic and political upheaval and certain mineral properties held by IVN are located in politically and economically unstable countries, which may make it more difficult for IVN to obtain debt financing from project lenders. IVN must arrange significant project financing for development of the Oyu Tolgoi Project. Failure to obtain additional financing on a timely basis may cause IVN to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.

IVN may be unsuccessful in obtaining the taxation and fiscal concessions and legal and investor protection assurances it is seeking from the Government of Mongolia in its negotiations for the Stability Agreement in respect of the Oyu Tolgoi Project.

Certain concessions and accommodations that IVN is seeking from the Government of Mongolia respecting taxation, fiscal, legal and other matters germane to the development and operation of the Oyu Tolgoi Project are inconsistent with, or not recognized by, the prevailing laws of Mongolia and the Government may be unable or unwilling to take the executive or legislative action necessary in order to grant all of the concessions and accommodations sought by IVN. Until the Stability Agreement negotiations are concluded, it is impossible to predict to what extent IVN will be successful in obtaining those concessions and accommodations regarded by management as key to the economic viability of the Oyu Tolgoi Project nor the degree to which IVN’s success or failure in obtaining such concessions and accommodations will affect IVN’s ability to finance the development of the project. It is likely that the outcome of these negotiations will have a material impact upon IVN’s prospects for successfully developing the Oyu Tolgoi Project.

The mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established.

The mineral resources identified to date on the Oyu Tolgoi Project are not mineral reserves and do not have demonstrated economic viability. There can be no assurance that mineral reserves will be identified on the property. The feasibility of mining from the Oyu Tolgoi Project has not been, and may never be, established.

There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on metal prices. Any material change in the quantity of its reserves, resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility.

The Oyu Tolgoi Project is located in an extremely remote area which lacks basic infrastructure, including sources of power, water, housing, food and transport. While IVN has established the limited infrastructure necessary to conduct exploration activities, it would need to establish substantially greater sources of power, water, physical plant and transport infrastructure in the area before it could conduct mining operations. The availability of such sources may adversely affect mining feasibility and will, in any event, require IVN to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.

IVN’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.

Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much progress remains to be made, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Future amendments to Mongolian laws could weaken, shorten or curtail IVN’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.

Mongolia’s Minerals Law was drafted with the assistance of Western legal experts and is regarded as one of the most logical, internally consistent and effective pieces of mining legislation among all of the developing countries of Asia. However, future amendments to the Minerals Law or new legislation covering ostensibly unrelated matters could affect the existing tenure regime under the Minerals Law and harm IVN’s ability to carry on business in Mongolia. Mongolian government civil servants have, in the past, unsuccessfully attempted to introduce amendments to the Minerals Law which would, from the perspective of the international mining industry, be regarded as counterproductive. Future amendments to the Minerals Law or new legislation, if implemented, could vary or abrogate key provisions of the Minerals Law in a manner that impairs IVN’s ability to conduct exploration and mining in Mongolia.

Economic sanctions imposed by the United States, the European Union and Canada against Myanmar may adversely affect the Monywa Copper Project.

In May 1997, the United States government imposed economic sanctions on Myanmar, banning new investments in Myanmar by any United States investor. Additional U.S. sanctions were imposed in 2003. The European Union and the Canadian government have also imposed selective economic sanctions on Myanmar. These sanctions were imposed based on the belief that the current government of Myanmar has repressed opposition to the government. While the sanctions in their current form do not affect the Corporation’s investments in Myanmar, there can be no assurances that the sanctions will not be broadened or that other countries will not adopt sanctions in the future. The existence of United States sanctions may restrict the ability of United States companies to participate in the Monywa Copper Project. It is not possible to assess whether additional legislation will be enacted by the United States, the European Union, Canada or elsewhere or, if enacted, such legislation will ultimately affect the Corporation or investment in the Corporation.

IVN faces geotechnical and development risks at the Monywa Copper Project, including generating capacity shortages and leaching process technical risks.

IVN faces a number of potential risks with respect to the proposed development of the Letpadaung deposit and the proposed expansion of the S&K mine as part of the Monywa Copper Project. Myanmar is currently short of the generating capacity necessary to deliver sufficient power to the project to support any further expansion and there can be no assurance that improvements to Myanmar’s national power system, sufficient to furnish the required power, will be made on a timely basis or at all. If not, it may be necessary to construct a local source of power which may not be feasible or which may render the project uneconomic.

The high lift leach piles planned for both the S&K mine and the Letpadaung deposit carry technical risks. These risks include geotechnical failure, chemical degradation of the heap material, compaction and loss of permeability, lack of oxygen, excessive iron build-up and excessive acid generation. Manifestation of these risks could adversely affect operating costs.

Although IVN believes that the Letpadaung pit run ore will exhibit the same heap leaching characteristics as the Sabetaung ore currently being mined at the S&K mine, this assumption cannot be confirmed prior to mining. Different metallurgical characteristics in the Letpadaung deposit, if and to the extent they might exist, could adversely affect the technical feasibility and economics of IVN’s Letpadaung development plans.

IVN has a limited customer base for its products and needs to secure additional markets.

All of IVN’s production from the Monywa Copper Project is sold to a single Japanese buyer. If, for any reason, IVN was unable to sell all of its production to its existing buyer, economic sanctions against trade with Myanmar may significantly reduce the number of potential alternative buyers.

Metal prices are volatile.

The mining industry is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of the same. There can be no assurance that metal prices will be such that IVN’s properties can be mined at a profit. Factors beyond the control of IVN may affect the marketability of any minerals discovered. Metal prices are subject to volatile price changes from a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of, and demand for, IVN’s principal product, copper, is affected by various factors, including political events, economic conditions and production costs.

There can be no assurance that the interest held by IVN in its exploration, development and mining properties is free from defects or that material contractual arrangements between IVN and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

IVN has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of IVN. There can also be no assurance that IVN’s rights will not be challenged or impugned by third parties. IVN has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to IVN or at all.

The proceeds from the sale of the Savage River Project are dependent on iron ore prices and the remaining supply of ore at the Savage River Project

While part of the proceeds payable to IVN from the sale of the Savage River Project are fixed payments, a substantial portion of the proceeds are deferred, and the amount of such payments are dependent on prevailing prices for iron ore (as represented by the Nibrasco/JSM pellet price) in the year that the compensation is paid and the amount of ore sold from the Savage River Project in that year, up to a maximum of 1,800,000 tonnes per year. While there have been recent increases in the price of iron ore, the current price is at the high end of recent historical trends. Such prices are very volatile and in the past prices have suffered significant declines. There is a risk that prices will fall in subsequent years, meaning that corresponding payments to IVN will be lower than the annual payment expected to be received in March 2006. In addition, while current reserve and resource estimates indicate that the mine will be capable of producing sufficient ore to meet the 1,800,000 tpy threshold for the next five years, there is no assurance that these estimates will actually bear themselves out. If insufficient ore is actually present to produce the maximum threshold amount of ore, then the corresponding payments to IVN will be lower.

Competition for new mining properties by larger, more established companies may prevent IVN from acquiring interests in additional properties or mining operations.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, IVN may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that IVN will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

IVN has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows.

The Corporation has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. IVN has not received any cash flow from its Monywa Copper Project and all of its other exploration and development projects will require further funding. IVN has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While IVN may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that IVN will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

A substantial portion of IVN’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

Development of IVN’s mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of IVN’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of IVN.

The Corporation does not maintain insurance over certain of its business operations

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts or slides, fires, floods, earthquakes or other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, the Monywa Copper Project is self-insuring on a portion of the mine assets.

Mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of IVN.

The business of mining is subject to a variety of risks such as groundfall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other risks. Such occurrences, against which IVN cannot, or may elect not to, insure, may result in destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on IVN’s financial position.

IVN is exposed to risks of changing political stability and government regulation in the countries in which it operates.

IVN holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of IVN and may adversely affect its business. IVN’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. IVN’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where IVN is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which IVN operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even the Corporation’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.

IVN conducts its operations in several countries through co-operative joint ventures with government controlled entities. While this connection benefits IVN in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arises between joint venture parties. IVN seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect IVN’s interest in these countries.

IVN is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect IVN.

All phases of IVN’s operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect IVN’s operations. Environmental hazards may exist on the properties in which IVN holds interests which are presently unknown to IVN and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are sometimes required in connection with IVN’s operations. To the extent such approvals are required and not obtained, IVN may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on IVN and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Previous mining operations may have caused environmental damage at IVN Group mining sites, and if IVN cannot prove that it was caused by such prior operators, its indemnities and exemptions from liability may not be effective.

IVN has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the Monywa Copper Project and the Bakyrchik Project. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by IVN’s activities or the activities of previous operators. In that event, the indemnities could be ineffective and possibly worthless.

IVN’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to IVN’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as IVN’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

Certain directors of IVN are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with IVN.

Certain of the directors of the Corporation are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which IVN may participate, the directors of IVN may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with IVN for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Corporation and will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, IVN will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not IVN will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to IVN, the degree of risk to which IVN may be exposed and its financial position at that time.

ITEM 4: DESCRIPTION OF THE BUSINESS

Overview

The Oyu Tolgoi Project and the Monywa Copper Project have been identified as the mineral properties that are material to the IVN Group. The Savage River Project also qualified as a material property of the Corporation until IVN sold its interest in the project in February 2005. As this sale occurred after December 31, 2004, IVN has included a description of the Savage River Project herein and treated the Savage River Project as a material property.

Qualified Persons

Disclosure of a scientific or technical nature in this Annual Information Form in respect of each of the material mineral resource properties of the IVN Group was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Property	Qualified Person	Relationship to Corporation
Oyu Tolgoi Project(1)	Stephen Juras, AMEC	Independent Consultant
Monywa Copper Project(2)	Paul Chare	Full-time Employee
Savage River Project(2)	Ben Maynard	Full-time Employee

(1)	Disclosure respecting exploration results and other recent developments on the Oyu Tolgoi Project subsequent to the Southern Oyu Technical Report was prepared under the supervision of Charles Forster, P. Geo., a full-time employee of IVN. Mr. Forster is a qualified person within the meaning of NI 43-101.

(2)	Disclosure respecting mineral resources and ore reserves for the Monywa Copper Project and Savage River Project was prepared in accordance with the JORC Code. Both Mr. Chare and Mr. Maynard are “competent persons” within the meaning of the JORC Code.

Disclosure in this Annual Information Form respecting mineral resources and ore reserves is based on information compiled by the qualified person noted above for the applicable property. Each such person has consented to the inclusion in this Annual Information Form of disclosure based on the information compiled by him in the form and context in which it appears.

Oyu Tolgoi Copper and Gold Project, Mongolia

Disclosure regarding the resource estimates on the Hugo Dummett Deposits is based on the Hugo Dummett Technical Report produced in June 2004 by AMEC and the disclosure regarding resource estimates on the Southern Oyu Deposits and the bulk of the rest of the disclosure of a scientific or technical nature on the Oyu Tolgoi Project is based on the Southern Oyu Technical Report produced in September 2004 by AMEC. Dr. Stephen Juras, P. Geo, an employee of AMEC and an independent, qualified person for the purposes of NI 43-101, supervised the preparation of the Hugo Dummett Technical Report and the Southern Oyu Technical Report. Information of a scientific or technical nature with respect to the Oyu Tolgoi Project subsequent to the date of the Technical Reports was prepared under the supervision of Charles Forster, P.Geo, a full-time employee of IVN.

Project Description and Location

The Oyu Tolgoi Project is located in the Aimag (province) of Omnigov, approximately 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. The property hosts a series of copper, gold and molybdenum deposits in a porphyry system. Mineralization has been identified within an area of 5.8 km north-south by 3 km east-west, in which five principal mineral deposits have been delineated, known as the Central Oyu, South Oyu, Southwest Oyu, Hugo South and Hugo North deposits.

IVN operates the Oyu Tolgoi Project through its wholly-owned subsidiary, IMMI. IMMI, in turn, holds its rights to the Oyu Tolgoi Project through mining license 6709A (the “OT License”), comprising approximately 8,496 hectares of property. The Mongolian government granted the OT License to IMMI on December 23, 2003 along with mining licenses for three adjacent properties identified as mining licenses 6708A, 6710A and 6711A. IMMI was obligated to file a “feasibility study” (as interpreted in the Mongolian Minerals Law) with the Office of Geological and Mining Cadaster (“OGMC”) of Mongolia following the grant of the OT License. IVN met this requirement by preparing a report based on and derived from the Preliminary Assessment Report, which was filed with OGMC in February 2004. The OT License includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. The OT License is valid for a term of 60 years, with an option to extend the license for an additional term of up to 40 years.

IVN also holds the right to acquire an interest in 40,000 hectares of MEL 3148X (the “Shivee Tolgoi License”) owned by Entrée. IVN holds its rights to the property pursuant to an Earn-in Agreement dated October 15, 2004 as amended on November 9, 2004. The earn-in entitles IVN up to an 80% interest in minerals below 560 m and a 70% interest in minerals above that point. In order for IVN to earn its full interest in the property, the IVN Group must expend $35 million in exploration and development over an eight year period. The expenses of holding the MEL must be paid by IVN. The Shivee Tolgoi License was originally granted in 2001, and was renewed by

Entrée in 2004 until 2006. The licenseholder will be entitled to obtain one further renewal of the Shivee Tolgoi License for a further two years, at which point the license will expire if the holder does not convert the MEL into a mining license. The Shivee Tolgoi License is adjacent to the OT License, and the northern edge of the Hugo North deposit abuts the southern edge of the MEL.

IMMI must pay a yearly per hectare fee to the Mongolian government in order to maintain the OT License in good standing. The license fees are $5 per hectare in years one to three, $7.50 per hectare in years four and five and $10 per hectare thereafter. The property was surveyed by a qualified Mongolian Land Surveyor in 2004 to establish the legal boundaries of the OT License concession.

The Mongolian government imposes a royalty of 2.5% on the sale value of all minerals mined in the country except gold extracted from placer, which is assessed a royalty at a rate of 7.5% of the sales value of such mineral.

Holders of a mining license in Mongolia must comply with environmental protection obligations. These obligations include submitting an environmental plan along with annual work plans and posting an annual bond against completion of environmental compliance obligations with the relevant Soum (district), which in the case of the OT License is the Khan Bogd Soum. In March 2003, IMMI completed and submitted to the Mongolian government an environmental baseline study respecting the Oyu Tolgoi Project. The study is being used to support the preparation of an environmental impact assessment (an “EIA”) of the project. An EIA is a statutory requirement for the project development work, and IMMI has retained independent consultants to assist in the preparation of the EIA. The EIA consists of three parts: (i) road, (ii) water, and (iii) mine and processing facilities. IMMI submitted the road component to applicable regulatory bodies in 2004 and received their approval. IMMI commenced the application process for the water portion of the EIA in late 2004 by submitting a resource study for nearby groundwater reserves. The remainder of the water portion of the EIA has not yet been submitted. IMMI expects to submit the mining and process facility component of the EIA in the second or third quarter of 2005. An environmental performance bond has been deposited with the Khan Bogd Soum administration as surety for completion of environmental protection work for 2005. The bond reflects the predicted exploration environmental protection measures submitted for exploration work within the Oyu Tolgoi licenses in accordance with the Minerals Law of Mongolia. The 2005 environmental protection plan includes provisions for development of a shaft at Hugo North in addition to the exploration drilling, trenching and geotechnical investigations.

IMMI pays to the Khan Bogd Soum an annual fee to account for water and road usage. IMMI also retained the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi Project, and has received approval from archaeological regulatory authorities in Mongolia to disturb the property for the purposes of exploration, development and mining of the property. Archaeological surveys are being completed for all pipeline and road corridors off the Mining Licence to assist in identifying final alignment of infrastructure.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 570 km south of the capital city, Ulaanbaatar. There are a number of small communities in the South Gobi region. The most prominent is Dalanzadgad, with a population of approximately 14,000, which is located approximately 220 km northwest of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 megawatt capacity coal-fired power station. The closest community to the property is Khan Bogd, the centre of the Khan Bogd Soum. Khan Bogd has a population of approximately 2,000 and is located 45 km to the east of the property.

Road access to the property follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four-wheel drive vehicle. IMMI has also developed a 2,000 m dirt airstrip within the Oyu Tolgoi property that allows the property to be serviced by a 50 passenger, turbo prop aircraft. Mongolian rail service and a large electric power line lie 350 km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 km south of Oyu Tolgoi. The Chinese government has upgraded a highway to the Mongolian border, which now provides a direct link between the border south of Oyu Tolgoi to the trans-China railway system.

The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80 millimetres, 90% of which falls in the form of rain with the remainder as snow. Local records indicate that thunderstorms are likely to occur between two and eight days a year at the project area with an average total of 29 hours of electrical activity annually. IMMI conducts exploration activities year-round and believes that mining operations can also be run on a year-round basis.

Temperatures range from an extreme maximum of about 36 degrees celcius to an extreme minimum of about -31 degrees celcius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time.

The property ranges in elevation from 1,140 m to 1,215 m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. IMMI believes that this topography will be amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites.

An independent consultant was retained by IMMI to conduct a preliminary seismicity review of the property from the Global Seismic Hazard Assessment Map. The map indicates that the property lies within a very high hazard zone with a 475 year return period. There are limited records to conduct a detailed review of seismic events on or near the property, but additional research is being conducted in connection with the preparation of a feasibility study on the Oyu Tolgoi Project.

The Mongolian Minerals Law and Mongolian Land Law govern IMMI’s surface rights on the Oyu Tolgoi Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws permit license holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities. IVN expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.

Power sources are currently sufficient for exploration activities. The nearest power line is 350 km away, so IMMI operates two 500 kilowatt and two 200 kilowatt diesel generators for camp electrical needs. Additional power sources will need to be developed prior to the commencement of mine development and mining operations. IMMI holds exploration licenses at a coal deposit known as Tsagaan Tolgoi, which is approximately 110 km west of Oyu Tolgoi. A major metallurgical and thermal coal deposit is located at Tavan Tolgoi, approximately 110 km west-northwest of Oyu Tolgoi. IVN is also in discussions with Chinese government authorities about accessing electricity from the Chinese power grid in Inner Mongolia, China.

Water is widely available from shallow wells, and is sufficient for exploration purposes. A more substantial source of water will be required for development and mining operations. Groundwater supply investigations by independent consultants for the Oyu Tolgoi Project have been ongoing since April 2002. Two separate investigations were undertaken; the first was aimed at identifying groundwater resources within the OT License area to provide camp and construction water while the second was a regional search for deep groundwater resources to provide a long-term process water supply.

The regional search for water supply has led to the identification of three deep sedimentary groundwater systems within 100 km of the Oyu Tolgoi Project. Investigative drilling of two of these systems and computer modeling of the systems has now been completed and indicates that these groundwater systems which have not yet been subject to drilling, will be able to meet the water demand for a production rate of up to 40 million tpy. The use of the water from these systems is subject to finalization of the EIA for the project and the issue of extraction licenses by the Mongolian government.

History

Old diggings and small amounts of slag found in the area indicate that the Oyu Tolgoi area was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.

BHP Exploration first visited the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the south Gobi region. BHP Exploration subsequently applied for, and was granted, an exploration concession covering 1,350 square km. After geological mapping, stream and soil sediment surveys and magnetic and IP surveys, BHP Exploration completed 6 diamond core holes totalling 1,102 m during the 1997 field season. With encouraging results from two of the holes, a second phase of drilling was undertaken in 1998, consisting of an additional 17 widely-spaced core holes totalling 2,800 m. These holes failed to return significant mineralization and BHP Exploration suspended the project pending economic review. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.

IMMI originally acquired its interest in the property from BHP Exploration in May 2000 pursuant to the Earn-in Agreement. Shortly thereafter, IMMI carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828 m. The holes were targeted to define supergene copper mineralization that might be amenable to a heap leaching SX-EW process similar to the one used at the Monywa Copper Project. While the results further defined parameters of a chalcocite blanket at Central Oyu, IVN reviewed the results and decided that the chalcocite blanket was neither large enough nor high grade enough to be economic as a stand-alone deposit.

In 2001, IMMI continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. IMMI also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTD 150, intersected 508 m of chalcopyrite-rich mineralization grading 0.81% copper and 1.17 g/t gold, while another hole, OTD 159, intersected a 49 m thick chalcocite blanket grading 1.17% copper and 0.21 g/t gold and 252 m of hypogene covellite mineralization grading 0.61% copper and 0.11 g/t gold.

The diamond drill holes were sufficiently encouraging for IMMI to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07 g/t gold starting at a depth of 222 m. This marked the discovery of the Hugo Dummett Deposits.

IMMI completed the earn-in requirements under the Earn-in Agreement with BHP Exploration by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration license to IMMI in the summer of 2002. Pursuant to the Earn-in Agreement, BHP Exploration retained a 2% net smelter returns royalty on production from the Oyu Tolgoi

Project. IVN acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37,000,000.

Geology and Mineralization

The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The area contains a mixture of mid-Palaeozoic arc and back arc rocks that accreted to southern Mongolia during the Palaeozoic age.

The Oyu Tolgoi Project area falls within Gurvansayhan Terrane, an arc and back arc assemblage of lower to mid Palaeozoic metasediments and island arc basalts that rest on a lower Palaeozoic ophiolite complex. The arc terrane is 50 km in scale around Oyu Tolgoi and is dominated by basaltic volcanics and intercalated volcanogenic sediments, intruded by plutonic-size hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. During 2004, IVN funded a regional stratigraphic program that utilized stratigraphic experts from the Mongolian Technical University. The object of this program was to define the Devonian, Carboniferous sedimentary and volcanic stratigraphy that host the Oyu Tolgoi deposits and to provide tighter stratigraphic controls for the structural modeling of the property.

The property consists of a rectangular block approximately 10 km by 8 km in area which hosts the five principal mineralized deposits identified to date. In general, outcrops are sparse and constitute less than 20% of the area. IVN believes that a Neogene piedmont outwash deposit forms a flat terrace dipping gently to the south and occupies a north-northwest-trending zone in the centre of the exploration block. This unit comprises red clay and gravel and is up to 40 m thick. Two major south-southeast drainages incise this terrace and are filled by Quaternary sands and gravels. A wide variety of felsic to mafic dykes are found throughout the exploration block and in drill holes. Post mineral dykes comprise basalt, rhyolite, hornblende-biotite andesite, and biotite granodiorite intrusive units. The property also contains variably altered and mineralised porphyritic quartz monzodiorite dykes that may be genetically related to the copper-gold porphyry systems.

Satellite imagery and geophysical interpretations indicate that there are two major northeast trending structures on the property. In addition, recent work in the sedimentary covered northern part of the property near the Hugo North and Hugo South deposit has confirmed the occurrence of folded stratigraphy. Ongoing studies are attempting to unravel the attitude and extent of the folding event.

The geology and mineralization of the Southwest Oyu deposit is characterized by a gold-rich porphyry system, with a high-grade core about 250 m in diameter and extending over 700 m vertically (the “Southwest Gold Zone”). The deposit is centred on small quartz monzodiorite (“QMD”) stocks intrusive into massive biotite and magnetitite altered porphyritic augite basalt which hosts 80% of the copper and gold in the deposit. The high-grade core is enclosed by a large, low-grade ore shell approximately 600 m by 2,000 m in area. The system is low sulphide and the copper and gold mineralization is related to chalcopyrite.

Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt, quartz monzodiorite host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the quartz monzodiorite intrusions and basaltic wall rocks. Gold to copper ratios vary between 0.5 to one and one to one in the outer margin of the deposits increasing to approximately two to one into the high grade gold core, with the highest ratios consisting of up to three to one in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, which become subtly gold-richer southward.

South Oyu is a copper porphyry deposit, developed mainly in basalt. The South Oyu deposit is characterized by secondary biotite, magnetite and moderate intensity quartz veining, with strong, late-stage overprinting by seritite, chlorite-smectite. Unlike Southwest Oyu, the South Oyu system is not gold rich. The deposit is intruded by sericite altered quartz monzodiorite dykes, with weak to locally strong copper mineralization, and by small post-mineral andesite, rhyolite and basalt dykes, that locally may occupy up to 50% of the rock volume. Copper mineralization at South Oyu consists of finely disseminated pyrite-chalcopyrite and bornite.

In the nearby vicinity of the South Oyu, Central Oyu and Southwest Oyu deposits lies four small, newly discovered deposits referred to as the wedge, far southwest, bridge and south sliver deposits. In each case, mineralization is comprised of bornite and chalcopyrite, with subordinate enargite and pyrite. With the exception of some minor local areas, gold mineralization is sparse in these deposits.

Central Oyu includes high-sulphidation with copper mineralization consisting of covellite, chalcocite and minor enargite, a body of copper and gold porphyry mineralization consisting primarily of chalcopyrite and a shallow chalcocite enrichment blanket. The high-sulphidation mineralization and its associated advanced argillic alteration and mineralization are telescoped onto an underlying and peripheral porphyry system. The chalcocite blanket appears to overlie the covellite-rich quartz-veined zones in pyrite-rich quartz monzodiorite. The quartz-veined zones are also strongly covellite mineralized. Supergene mineralization underlies a leached cap extending 20 to 80 m below the surface. The upper 20 to 40 m of the chalcocite blanket consists of chalcocite with minor covellite and digenite. The lower parts of the blanket, which has lower copper grades, is dominated by covellite. The upper chalcocite and lower covellite zones are a standard feature of enrichment blankets. The style of mineralization with the largest volume is the high-sulphidation system with finely disseminated pyrite-covellite-chalcocite. The covellite mineralization generally averages about 0.7% copper and is characterized by high pyrite content and minor enargite.

The Hugo Dummett Deposits extend over a strike length of approximately 2.9 km. While mineralization of the Hugo Dummett Deposits is virtually continuous, IMMI has divided the mineralized zone into the Hugo North and Hugo South deposit for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110 degree sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South.

The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded on the west by a near vertical fault know locally as the West Bat Fault. The host rocks to the deposit are Late Devonian basalt and dacitic ash flow tuffs of the Alagbayan Formation. These are capped by a dacitic block ash tuff that is seldom mineralized but contains variable degrees of advance argillic and hematite alteration. Overlying the block ash tuff are a sequence of unmineralized carbonaceous shale and laminated siltstone and a conglomerate which in turn is overlain by a thick sequence of basaltic flow breccia, red-green, volcaniclastic siltstones and green massive sandstone. Carboniferous andesitic ash flow tuffs, carbonaceous siltstones and basaltic lapillic tuff of the Sainshandhudag Formation unconformably overly the Devonian rocks on a regional basis but appear to be at a very shallow angle of unconformity to the Devonian Stratigraphy on Oyu Tolgoi.

Intrusive into the Devonian rocks are a series of QMD intrusions that are tentatively divided into an early QMD, an intra-mineral QMD and a late QMD. The early QMD typically centres on a zone of intense quartz veining that replaces in excess of 90 percent of the intrusion and hosts a high grade copper zone of greater than 2.5% copper mineralization virtually along the entire 2.9 km long strike length of the Hugo Dummett deposits. The intra-mineral QMD is found at the northern end of the deposits and is distinguished by a significant increase in gold content approaching a ratio of 1:1 gold and copper. The intra-mineral QMD is visibly distinguishable form the early QMD by pink feldspar altered, less quartz with fine grained bornite. The late QMD forms a large mass that underlies virtually all of the deposits, carries lower copper and gold grades and is more broadly sericite altered. A late mineral, biotite, feldspar porphyry granodiorite dyke, sill complex cuts the west side of the deposits extending from the southwest end where it forms a number of steeply west dipping sheets through to the northern end where it lies as a mass along the western margin of the deposit. In the north, the dyke separates a gold-rich zone from the main body of the deposit. At the farthest north end of Hugo North the dyke merges with the northeasterly trending West Bat Fault forming a cupola over the apex of the near vertically dipping deposit. Above the deposit, the dyke broadens into a wide massive body dipping steeply to the west in Late Devonian sediments and basalt. Where the dyke is in contact with the deposit, it frequently contains xenoliths of bornite, chalcopyrite-rich QMD that form discrete zones for purposes of resource modeling. The dyke also contains disseminated pyrite plus veins of chalcopyrite and bornite with erratic gold values indicating that while it postdates the early stages of high grade copper, bornite mineralization it was emplaced before the cessation of the final mineralization event.

The width of the the mineralized zone on the Hugo Dummett deposit varies along strike from 200 m to in excess of 500 m. Mineralization dips generally to the east from as low as 40 degrees to up to 80 degrees, but is generally above 60 degrees and increases to sub-vertical at the northern end of Hugo North. As the drilling has progressed north approaching the boundary with the Shivee Tolgoi Property including the host Stratigraphy and the West Bat Fault have started to swing to the east. Based on deep penetrating IP, the deposit will go back onto its northerly trend once it crosses the boundary with Entrée Gold.

Hugo South consists of a lower gold to copper ratio than Hugo North, averaging 10 to one copper to gold in most of the deposit. It is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700 m below surface compared to 1,500 m below the surface for Hugo North. Alteration in Hugo South is dominated by advanced argillic alteration consisting of pyrophyillite, diaspore, zunyite and alunite overprinted by topaz and finally by kaolinite and dickite. The sulphide mineralization is dominated by high-sulphidation type mineralization hosted primarily in the advanced argillic altered ignimbrite and basalt centred on a core of intense quartz veining hosting bornite-chalcocite mineralization grading greater than 2.5% copper. The sulphide mineralization is zoned outward (vertically up and to the east) into bornite, chalcopyrite then into pyrite, chalcopyrite, enargite mineralization on the outermost and top most extent of the deposit. The gold-rich QMD does not occur in Hugo South with the result that the gold grades are typically less than 0.1 g/t while the late, weakly mineralized QMD forms the base of the deposit.

IVN originally believed Hugo North struck northerly into a late high angle reverse, northeasterly trending, fault that juxtaposed younger granodiorite rock against the projected northern extension of the deposit. Drilling in late 2004 has shown the fault to be shallower and dipping to the north. As a result, the deposit extends under the granite with the result that it remains open and, as yet, has not been “cut off” by the fault or the granite.

Hugo North contains a high-grade copper zone, hosted primarily in basalt and quartz monzodiorite in which mineralization exceeding 2% and ranging up to 5% copper is present. An important feature of the Hugo North mineralization is a significant increase in the gold to copper ratios as a result of the presence of the gold-rich QMD. The northern half of Hugo North contains a gold to copper ratio of 0.5 to 1.0 up to a high of 1:1. This gold-rich zone is dominated by bornite, but is mixed with minor chalcocite and chalcopyrite and is associated with intense quartz veining occupying up to 50% of the rock, but more typically 5% to 20%. The high-grade deposit is internal to a significantly larger body of copper mineralization grading between 1% to 5% copper, consisting of a mixture of chalcopyrite and bornite. Alteration in Hugo North consist primarily of quartz, sericite, chlorite and local patches of biotite of the basalt and quartz monzodiorite host rocks. Advanced argillic alteration and associated high sulphidation mineralization including enargite is present only in the hanging wall ignimbrite overlying the bulk of the deposit.

Exploration

IMMI’s exploration at Oyu Tolgoi has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array IP, as well as extensive drilling. Gradient array IP has been conducted on north to south and east to west lines at 100 m line spacing, with electrode spacing up to 15 km. Drill holes have been targeted to test IP chargeability targets or structural zones. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale, while the central part of the exploration block was mapped at 1:5,000 scale in 2001. The entire remaining exploration block was mapped at 1:10,000 scale in 2002. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result the geology is well defined over the entire 10 km by 8 km concession block.

Initial geophysical surveys were conducted by BHP Exploration in 1996 consisting of airborne magnetics, ground magnetics and gradient array IP. In 2001, IMMI conducted gradient array IP on 100 m spaced north to south lines over the 3 km by 4 km core block of Oyu Tolgoi. IMMI used multiple current electrode spacing ranging from 1,000 m to 3,600 m, and was able to define the sulphide assemblages in Southwest, South and Central Oyu. The IP survey also defined a large, semi-circular feature with Central Oyu on the southern side and an IP anomaly representing the Hugo Dummett Deposits on the north side.

In 2002, IMMI re-oriented the IP survey lines to east to west to account for a predicted north-northeast trending high-grade copper zone discovered at Hugo Dummett in drill hole OTD270. IMMI then re-surveyed the core block of Oyu Tolgoi on 100 m spaced lines using multiple AB current electrode spacings out to 15 km. This survey resulted in an entirely different chargeability signature that now appears to reflect a continuous zone of sulphide mineralization extending north-northeasterly from the southwest end of Southwest Oyu through to the northernmost extent of the property, for a total strike length of approximately 6.0 km.

IP surveying in late 2004 and early 2005 has now extended the IP coverage 9 km north over Entrée’s Shivee Tolgoi property, with the result that the IP anomaly that denotes the Hugo Dummett Deposits continues 4 km north of the boundary. The anomaly appears to indicate the mineralization has narrowed, but extends to surface at its northern end. As the IP anomaly lies within a fill-covered valley, the source of the near surface chargeability is not immediately apparent. IMMI has made drilling this area a high priority target for 2005 in order to test the full extent of this IP anomaly.

In 2004, IMMI also conducted IP and detailed ground magnetic surveying over the outlying Oyu Tolgoi concessions, including the mining licences Manakht (6708A), Khukh Khad (6710A) and Ulaan Uul (6711A) and exploration license 3677X that adjoins and extends the southern limits of the 3 mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi anomaly were discovered and to date, six diamond drill holes have tested three of the anomalies with negative results. Additional evaluation work will be carried out in 2005 to determine the extent to which other chargeability anomalies might contain sulphide mineralization or precious metals.

In January 2005, IMMI completed a 74 m deep, three m diameter shaft at Southwest Oyu. A 246 tonne bulk sample was taken from the bottom four m of the shaft, believed to represent the average hardness of the Southwest Oyu deposit. The sample was taken near the top of the mineralized zone containing greater than one g/t gold. The shaft was sunk on a vertical hole, OTD189, drilled early in the Southwest Oyu exploration program. The comparable four m assay interval in the original drill hole averaged 0.58 g/t gold and 0.64% copper. Assays for grab samples taken from the muck extracted from the last three rounds at the bottom of the shaft averaged 0.66 g/t gold and 0.50% copper. A mobile crusher unit is being emplaced on the property to produce aggregate for a cement batch plant. Once the unit is operational, it will be used to crush and bulk sample the individual stockpiled rounds from the shaft to gain a more representative estimate of the gold and copper grades as compared to the grades from the original drill hole.

The 246 tonne bulk sample was collected in bulk sample bags and packed in 20 foot steel containers. The samples were then trucked south across the Chinese border and straight to the seaport of Tinjin for sea transport to Lakefield Laboratories in Ontario for comminution test work.

One of the key near-term exploration priorities on the Oyu Tolgoi Project is to sink a 1,200 m exploration shaft on the Hugo Dummett Deposits. The purpose of the shaft is to provide access to both the Hugo North and Hugo South deposits for the purpose feasibility studies, further delineation and rock characterization of the mineral resources. Long lead items and equipment are currently being purchased, and surface works are planned so that shaft construction can commence in the second quarter of 2005. The target completion date is early 2007, with underground drifting from the shaft occurring in the later part of 2007 and in 2008.

Drilling

Diamond drill holes are the only source of geological and grade data for the Oyu Tolgoi Project. BHP Exploration originally drilled 23 holes on the property followed by 109 RC holes by IVN in 2000. In 2001 IMMI started its diamond core drill program, and as at February 1, 2005 it has drilled approximately 515,000 m of core in over 900 drill holes. IMMI currently has 12 drill rigs operating on the property cutting approximately 350 m of core per day. At the height of the 2004 drilling campaign, 22 diamond core rigs operated on the property producing 1,200 m of core per day.

IMMI has now delineated Southwest Oyu on 40 m to 70 m centres sufficient for measured and indicated resource definition. Central Oyu has been drilled to 70 m centres, sufficient for indicated resource classification, while South Oyu was drilled to 70 m centres also for indicated resource definition. Hugo North has now been drilled on east-west sections spaced at 150 m with holes spaced on 80 m to 100 m intervals on sections using navi-drill technology to drill multiple holes from a single trunk hole. This spacing will permit IMMI to upgrade some or all of the resources on the deposit to the indicated classification. IMMI prioritized its infill drill program at Hugo North to focus on an area identified as potentially hosting the first 7 years of block cave mining on the deposit as well as a significant portion of the other relevant areas identified as potentially representing the first 14 years of a mine plan. This program of detailed delineation drilling was completed in March 2005, and an updated resource estimate of the Hugo Dummett Deposits, in which a large portion of the Hugo North resources are upgraded to an indicated category, is expected to be completed in the second quarter of 2005. IMMI is now focussing its drilling on the possible projections of the Hugo North deposit, as well as potential satellite deposits, north into the Shivee Tolgoi property. Hugo South has been drilled to approximately 100 m by 100 m spacing for inferred resources, with no additional drilling proposed for 2005.

IMMI has also conducted drilling on the land between the Southwest Oyu deposit and the Central Oyu deposit and between Southwest Oyu and South Oyu. This has resulted in the discovery of additional mineralization in what is respectively called the bridge, far southwest, southern sliver and wedge deposits. Certain of this mineralization has been confirmed at an indicated resource confidence level, and the resource estimates for these deposits have been included in the Southern Oyu Deposit estimates.

IMMI has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. In Hugo North, vitually all holes are initiated in PQ size core to a depth of at least 450 m to 550 m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450 m, allowing IMMI to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed and a PVC pipe inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit IMMI to drill new daughter holes. In future, some holes may have to be grouted or cemented to keep near surface water from entering the underground mine workings.

Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys about every 50 m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro compasses are used that are not affected by magnetism in the rock.

IMMI uses standard logging and sampling conventions to capture information from the drill core. The core is logged in detail onto paper logging sheets and the data are then entered into the project database. The core is photographed prior to being sampled and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.

IMMI’s drill program is now focussing on testing the extent to which the mineralized zone of Hugo North extends into the Shivee Tolgoi Property and testing satellite deposits throughout the Oyu Tolgoi Property.

Sampling and Analysis

IMMI’s sampling procedure includes the collection of core samples taken on continuous 2 m intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. One-half of each NQ and HQ core and one-quarter of each PQ core is taken in the sampling.

The core is split with a rock saw and cooled and lubricated with fresh water. To prevent sampling bias, the core is marked with a continuous linear cutting line before being split. Samples are placed in cloth bags and sent to an on-site preparation facility owned and managed by SGS Analabs Pty. Ltd. (“Analabs”) of Australia for processing.

Core samples are initially assembled into groups of 15 or 16, and then interspersed with four or five quality control samples to make up a batch of 20. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation, a reject or pulp preparation duplicate, which is inserted during sample preparation, and one or two standard reference material samples, which are inserted after sample preparation.

The prepared samples are placed in wooden shipping boxes, locked, sealed with tamper-proof, numbered tags and shipped under the custody of IMMI to Ulaanbaatar, where they are assayed at a facility operated by Analabs.

Split core samples are crushed to 90% minus 2 to 3 mm. A one kilogram subsample is then riffle split from the crushed sample and then pulverized to 90% minus 200 mesh pulp. A 150 gram sub-sample is split off by taking multiple scoops from the pulverized 200 mesh pulp, which is then placed in a kraft envelope, sealed in a wire glued top.

All samples are routinely assayed for gold, copper, arsenic and molybdenum. Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water. Gold is determined using fire assay fusion, while copper and molybdenum are determined using acid digestion.

Upon receipt of assay results, values for reference material samples and filed blanks are tabulated and compared to an established round robin program. Assay results that deviate from round robin program results beyond pre-set parameters are rejected and subject to re-assay. IMMI also performs check assays at the rate of one per batch of 20 samples.

The sampling procedure used by IMMI was developed by an independent consultant hired to implement a formal quality assessment and quality control (“QA/QC”) program. IMMI adopted the program in April 2002. The original samples taken from diamond drilling at Southwest Oyu were assayed prior to implementation of the QA/QC program described above. A re-assay program of these early samples indicated a positive bias in the original gold and copper assays of certain samples. Accordingly, in AMEC’s technical reports covering Southwest Oyu, AMEC has made a proportional adjustment of the grades of a number of pre-OTD231 gold assays and copper assays to account for this bias. Since the implication of the full QA/QC program, IMMI has not been required to conduct re-assay programs or make adjustments for bias to its assay results for subsequent resource estimations.

In preparation for feasibility level metallurgical testing IMMI has conducted a trace element analytical program to map the distribution of potential penalty elements within the deposits. This program has prepared 1 in 5 sample composites from reject -200 mesh pulps representing all drill core intersections in the deposits. These samples are sent to an independent laboratory in Canada for 42 element ICP analysis plus sulphur, mercury, uranium and fluorine. Arsenic and fluorine are currently being modelled to provide a global distribution of the potential penalty elements to facilitate blending strategies if required to reduce the effects of these elements in the concentrates.

IMMI continues with feasibility level metallurgical test program using PQ half core samples from Southwest Oyu and pre-feasibity level metallurgical test work on one-quarter PQ core samples from the Hugo Dummett Deposits, focused on Hugo North. IMMI is currently conducting grinding tests with a view to providing engineering parameters for semi-autogenous grinding. IMMI is also conducting column leaching test work to assess the potential for copper recovery from heap leaching of both the chalcocite supergene mineralization overlying Central Oyu and from covellite mineralization that underlies the supergene chalcocite blanket. Results of this work is pending release of the feasibility studies.

Mineral Resources

The mineral resources of the Oyu Tolgoi Project were classified using logic consistent with the CIM definitions referred to in NI 43-101. The mineral resource estimates for the Oyu Tolgoi Project have been calculated by AMEC, with the most current resource estimate of the Southern Oyu Deposits contained in the August 2004 Southern Oyu Technical Report and the most recent estimate of the Hugo Dummett Deposits contained in the May 2004 Hugo Dummett Technical Report. These estimates were prepared by AMEC under the direction of Dr. Stephen Juras, P.Geo.

Total Oyu Tolgoi Project Resources(1)
(based on a 0.60% copper equivalent cut-off)

					Contained Metal(3)
		Cu	Au	CuEq(2)	Cu (’000	Au	CuEq(3)
Resource Category	Tonnes	(%)	(g/t)	(%)	tonnes)	(ounces)	(’000 tonnes)
Measured	88,840,000	0.67	1.09	1.37	1,304,500	3,126,900	2,677,800
Indicated	422,740,000	0.63	0.46	0.92	5,883,800	6,221,900	8,571,000
Measured + Indicated	511,580,000	0.64	0.59	1.00	7,188,300	9,348,800	11,248,800
Inferred	1,221,990,000	1.25	0.24	1.41	33,690,000	9,416,300	37,890,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and U.S.$350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

Southern Oyu Resources

In the Southwest Gold Zone at Southwest Oyu, IMMI has conducted drilling with approximately a 50 m sample spacing. Inspection of the model and drill hole data on plans and sections in the Southwest Gold Zone area, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production showed good geologic and grade continuity. When taken together with all observed factors, AMEC decided that blocks covered by this data spacing in the Southwest Gold Zone area may be classified as a measured mineral resource. A three-hole rule was used where blocks containing an estimate resulting from three or more samples from different holes (all within 55 m and at least one within 30 m) were classified as Measured Mineral Resource.

The bulk of the remainder of the Southern Oyu Deposits were estimated at an indicated resource level. The drill spacing is at a nominal 70 m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. A two-hole rule was used where blocks containing an estimate resulting from two or more samples from different holes. For the Southwest deposit the two holes needed to be within 75 m with at least one hole within 55 m. For the remaining deposits, both holes needed to be within 65 m with at least one hole within 45 m to be classified as Indicated Mineral Resources.

All interpolated blocks that did not meet the criteria for either Measured or Indicated Mineral Resources were assigned as Inferred Mineral Resources if they fell within 150 m of a drill hole composite.

The cut-off date for calculation of data in the resource estimate of the Southern Oyu Deposits was August 2004. The mineral resource estimate summary has been split into resources lying above and below a depth of 560 m below surface (an elevation of 600 m above sea level), which ongoing mine planning work has identified to be a conservative depth for a large-scale, open-pit mining operation. The resources above the depth of 560 m from surface have been estimated using a 0.30% copper equivalent cutoff grade. Resources lying below a depth of 560 m from surface (more likely to be mined using underground bulk mining methods) were estimated using a 0.60% copper equivalent cutoff grade.

The Southern Oyu deposits encompass the three main deposits of Southwest Oyu, South Oyu and Central Oyu as well as four smaller, satellite deposits called Far Southwest, Bridge, Wedge and South Sliver.

Southern Oyu Deposits — Mineral Resources(1)
(Central, Southwest and South Oyu, plus satellite deposits)

		Grades			Contained Metal(3)
		Copper	Gold	CuEq.(2)	Copper	Gold
Mineral Resource Category	Tonnes	(%)	(g/t)	(%)	(’000s lb)	(oz)

Above a depth of 560 m from surface (600 m elevation), 0.30% Copper Equivalent Cut-off
Measured	108,360,000	0.58	0.85	1.13	1,386,000	2,961,000
Indicated	882,070,000	0.47	0.25	0.62	9,140,000	7,090,000

Measured+Indicated	990,430,000	0.48	0.31	0.68	10,481,000	9,871,000

Inferred	259,060,000	0.35	0.20	0.47	1,999,000	1,666,000

Below a depth of 560 m from surface (600 m elevation), 0.60% Copper Equivalent Cut-off
Measured	5,280,000	0.76	2.12	2.11	88,000	360,000
Indicated	65,620,000	0.44	0.99	1.08	637,000	2,089,000

Measured+Indicated	70,900,000	0.47	1.08	1.15	735,000	2,462,000

Inferred	26,200,000	0.41	0.55	0.76	237,000	463,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and U.S.$350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

Hugo Dummett Mineral Resources

For the Hugo Dummett Deposits resource estimate, IVN created three-dimensional mineralized shells or envelopes based on copper grades of 0.6%, 1.0%, and 2.0%. Two additional mineralized shells based on a 0.3 g/t gold threshold were constructed in Hugo North. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed. These shells were used as interpolation domains. Copper grades for blocks within the three copper grade shells in each deposit or zone were estimated with a hard boundary between the shells. Gold grades for blocks within the gold zone in Hugo North were also estimated with a hard boundary. The background estimation domain used all composites outside of the grade shells.

The estimate was based on 3D block models utilizing commercial mine planning software (Gemcom®). Industry-accepted methods were used to create interpolation domains based on mineralized geology and to perform grade estimation with ordinary kriging. The assays were composited into 5 m down-hole composites that honoured the domain boundaries. The estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions. Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drill hole composites, and geology. Global and local bias checks in block models, using nearest-neighbour estimated values versus the ordinary kriged values, found no evidence of bias.

In the Hugo Dummett Technical Report, AMEC reported that the Hugo South deposit could be mined by either (or both) open pit or underground bulk methods. Hugo North could be mined by underground bulk mining, but because of the depth of the mineralization, it is probably not amenable to open pit mining methods. The current mineral resource model will need to incorporate additional dilution and allowances for mining recovery for any underground scenario prior to conversion to mineral reserves. All interpolated blocks within 150 m of a drill composite were assigned to an Inferred Mineral Resource category. All other blocks were not included in the resource estimate.

Hugo North deposit — Mineral Resources(1)
(Inferred)

Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
(CuEq(2)%)	(t)	(%)	(%)	(g/t)	(000’s lb)	(oz)

>=3.00	100,400,000	3.88	3.45	0.68	7,640,000	2,200,000
>=2.00	178,000,000	3.26	2.89	0.59	11,340,000	3,380,000
>=1.00	460,700,000	2.08	1.82	0.41	18,480,000	6,070,000
>=0.60	665,700,000	1.68	1.46	0.34	21,420,000	7,280,000
>=0.30	722,800,000	1.58	1.38	0.32	21,980,000	7,440,000

Hugo South deposit — Mineral Resources(1)
(Inferred)

Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
(CuEq(2)%)	(t)	(%)	(%)	(g/t)	(000’s lbs)	(oz)

>=3.00	12,000,000	3.52	3.38	0.21	890,000	80,000
>=2.00	39,200,000	2.77	2.67	0.15	2,310,000	190,000
>=1.00	213,200,000	1.58	1.52	0.09	7,140,000	620,000
>=0.60	494,100,000	1.11	1.06	0.08	11,540,000	1,270,000
>=0.30	1,110,600,000	0.72	0.68	0.07	16,650,000	2,500,000

Combined Hugo Dummett Deposits — Mineral Resources(1)
(Inferred)

Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
(CuEq(2) %)	(t)	(%)	(%)	(g/t)	(000’s lb)	(oz)

>=3.00	112,400,000	3.84	3.44	0.63	8,520,000	2,280,000
>=2.00	217,300,000	3.17	2.85	0.51	13,650,000	3,560,000
>=1.00	673,900,000	1.92	1.73	0.31	25,700,000	6,720,000
>=0.60	1,159,800,000	1.44	1.29	0.23	32,970,000	8,580,000
>=0.30	1,833,400,000	1.06	0.96	0.17	38,790,000	10,020,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and U.S.$350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

Resource Estimation Parameters

Each of the deposits was assigned mineralized domains based on geological criteria and marked changes in mineralization intensity. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed. These mineralized domains were then critically reviewed to determine appropriate estimation or grade interpolation domains. Several different procedures were applied to the data to discover whether statistically distinct domains could be constructed using the available geological variables. The results were then used to guide the construction of a block model and the development of estimation plans. AMEC also prepared contact profiles for copper, gold and molybdenum across the various mineralized domains in each deposit.

The data analyses demonstrated that most of the domains in the main mineralized zones should be treated as separate domains with respect to copper, gold and molybdenum. The exception to this is an ignimbrite-augite basalt boundary in Hugo Dummett. This boundary shows transitional characteristics and was treated as a soft boundary during grade interpolation.

AMEC also conducted variography analysis (the study of the spatial variability of an attribute) of copper and gold in the main mineralized domains in each zone by constructing correlograms.

AMEC composited the assays into 5 m down-hole composites. The compositing followed the domain zone by breaking the composites on the domain code values. Capping limits were applied to the assay data prior to compositing. AMEC reviewed the compositing process and found it to have been performed correctly, after adjusting assay data for biases contained in pre-OTD231 drill holes prior to capping.

Bulk density data were assigned to a unique MineSight assay database file. These data were composited into 15 m fixed-length down-hole values to reflect the block model bench height. Bulk density values were estimated into the resource model by an averaging of composites.

Various coding was done on the block model in preparation for grade interpolation. The block model was coded according to zone and domain. Percent below topography was also calculated into the model blocks. Post-mineral dykes were assumed to represent zero grade waste cutting the mineralized rock. The shapes were used to calculate an ore-remaining percent for each block by subtracting the volume percent dyke that intersects a block from 100. This percentage was used in the resource tabulation procedures to properly account for mineralized material.

The Oyu Tolgoi estimation plans were designed using a philosophy of restricting the number of samples for local estimation. While local predictions based on the small number of samples are uncertain, this method can produce reliable estimates of the recovered tonnage and grade over the entire deposit because the global grade-tonnage curves from the estimations tend to be accurate predictors of the actual grade-tonnage curves.

Modelling consisted of grade interpolation by ordinary kriging. Inverse distance weighting to the second power was used to interpolate molybdenum grades in Southwest Oyu and Central Oyu. Also, the chalcocite blanket in Central Oyu was interpolated by grade averaging because of the small data population in this domain. Only capped grades were interpolated.

AMEC completed a detailed visual validation of the Oyu Tolgoi resource block models. This included an independent check on the smoothing in the estimates using the Discrete Gaussian or Hermitian polynominal change-of-support method.

AMEC checked the block model estimates for global bias by comparing the average metal grades from the model with means from nearest-neighbour estimates. The results displayed no evidence of bias.

AMEC also checked for local trends in the grade estimates. This was done by plotting the mean values from the nearest-neighbour estimate versus the kriged results benches, northings and eastings. The trends for copper and gold behave as predicted.

Histograms were constructed to show the frequency of sample grades within the mineralized domains. Both kriged and nearest-neighbour plots were made for copper, gold and molybdenum. The nearest-neighbour plots mimic the respective composite value distribution. The kriged results show the formation of a more symmetric distribution because of the smoothing effect caused by using multiple values from multiple drill holes to interpolate a model block value.

Mining Operations

In February 2004, AMEC prepared the Preliminary Assessment Report for development of the Oyu Tolgoi Project. The report considered mine development options ranging from a 20 year mine life to a 40 year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block caving. AMEC relied on inferred mineral resource estimates for substantially all of the minerals in the report.

Subsequent to the preparation of that report, IVN adjusted certain aspects of the mine plan and determined to produce a new economic assessment of the project at the feasibility study level for the Southern Oyu Deposits and at the pre-feasibility study level for the Hugo North deposit. In light of recent increases to the size of resources on the property and ongoing developments in mine planning, the Corporation feels that the original Preliminary Assessment Report no longer represents a relevant economic analysis of the Oyu Tolgoi Project.

The Southern Oyu feasibility study work focused on a detailed baseline evaluation of initial facilities required to mine and process material from the open pittable resources contained in the Southern Oyu Deposits at a nominal rate of 70,000 tonnes per day, and incremental throughput tonnages above this base. In the second half of 2004, the preliminary design of the processing facility was sufficiently developed to enable equipment pricing to be obtained and to provide material take-offs for estimating purposes. At the end of 2004, the Corporation had completed the preliminary design of infrastructure, including the design of the water supply system, the design of tailings storage facilities and the design of on-site support facilities, such as offices, accommodations and workshops. Various studies aimed at optimizing the process flow sheet and site layout were undertaken. The work on the pre-feasibility study of Hugo North mainly focused on engineering and cost analysis related to the underground block-cave mining of higher-grade sections of the Hugo North deposit at rates of up to 85,000 tonnes per day. Drilling during the second half of 2004 focused on infill drilling of the initial production zone at Hugo North.

Several mine planning factors required to complete the feasibility study and pre-feasibility study were to be determined by reference to the terms of the Stability Agreement, which IVN had expected to conclude in 2004. Rather than wait on the approval of the Stability Agreement, the Corporation now intends to release a revised scoping study (updated preliminary assessment report), called the Integrated Development Plan, late in the second quarter of 2005. The study will integrate and combine results from the ongoing open pit feasibility study and the underground pre-feasibility study on the underground block caving operation at the Hugo North deposit. The plan will also incorporate the results of a soon to be released independent resource estimate that includes indicated resources at Hugo North and updated inferred resources at Hugo North and Hugo South. IVN believes the Integrated Development Plan will present a more informative overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North and the expected 40 year mine life under the current plan. The current development strategy contemplates production from open-pit operations located within the Southern Oyu Deposits and concurrently developing Hugo Dummett’s underground resources in order to commence underground operations as soon as possible.

Completion of a feasibility study on the Hugo North deposit is expected in late 2008, as it will require a planned 1,200 m underground shaft to be completed along with a certain amount of drifting from that shaft. Assuming timely completion of an open pit feasibility study, positive results from that study and the availability of project financing, IVN expects that initial commercial production from the Southern Oyu Deposits could commence in mid-2007, with some underground ore being milled in 2008 from Hugo North’s development activity. Current estimates suggest that the development of the shallower Hugo South deposit will lag that of Hugo North. These plans remain subject to change based on unforeseen circumstances.

Monywa Copper Project, Myanmar

Project Description and Location

The Monywa Copper Project is located in west central Myanmar, approximately 5 km west of the town of Monywa. The site is approximately 110 km west of Mandalay and 832 km by road north of the capital city of Yangon, and is situated on the west bank of the Chindwin River, near its confluence with Yama Stream.

The Monywa Copper Project comprises four mineralized deposits: Sabetaung, Sabetaung South, Kyisintaung and Letpadaung. The two Sabetaung deposits and Kyisintaung are adjacent to each other and have been developed as the S&K Mine, the first phase of the Monywa Copper Project. The fourth deposit, Letpadaung, is approximately seven km southeast of the S&K Mine site and is to be the subject of the second future development phase of the Monywa Copper Project. The S&K Mine site property covers approximately 3,059 hectares and the Letpadaung deposit covers approximately 3,269 hectares.

The Monywa Copper Project is a joint venture between IVN’s wholly-owned subsidiary, Ivanhoe Myanmar Holdings Ltd., and Mining Enterprise No. 1, an entity wholly-owned by the Government of Myanmar. IVN holds a 50% interest in the joint venture, which operates through Monywa JVCo, a company incorporated under the laws of Myanmar. Monywa JVCo operates the S&K Mine, an open-pit mine using heap leach SX-EW technology designed to produce LME Grade A cathode copper. Monywa JVCo also plans to develop copper mining operations on the Letpadaung deposit.

For the first five years of production, Monywa JVCo paid royalties to the Myanmar Ministry of Mines in respect of cathode copper sold by the Monywa joint venture at a rate of 2% of the value of cathode copper sold. Commencing in 2004, the royalty rate increased to 4% plus an amount equal to 2% of the value of cathode copper sold during the first five years of commercial production, amortized and payable in equal instalments over the following five years. Monywa JVCo must pay all such royalties in cash or in kind at the option of the Myanmar Ministry of Mines. Monywa JVCo must also pay rent to the Myanmar Ministry of Mines at an annual rate of $500 per km2.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Monywa Copper Project is located approximately 110 km west of Mandalay, Myanmar’s second largest city. Several villages are located in and near the mine site. The mine townsite, Nyaungbingyi on the west bank of the Chindwin River and Monywa on the east bank are the nearest population centres. Monywa, which is the main supply centre in the area, has a population of approximately 500,000.

The mine site is situated on the west bank of the Chindwin River to the east of the Chin Hills, within Myanmar’s flat central plains. Elevations range from 75 m above sea level on the banks of the Chindwin River, to about 330 m above sea level at the crest of the Letpadaung Hills. The area is characterized by dry zone vegetation consisting mostly of low growing shrubs and grasses together with cultivated fields. The area has a dry, continental monsoon type climate. Winters are warm and very dry, while summers can be extremely hot with thunderstorm activity and localized flooding.

Yangon is the major entry point for Myanmar with regular air service from Yangon to Mandalay and an unscheduled service to Monywa. The mine site is accessible by paved road from Mandalay. The drive takes about three hours and the mine can be accessed by crossing a bridge over the Chindwin River. The mine site can also be reached from the town of Pakokku on the Irrawaddy River by way of an unimproved road on the western bank of the Chindwin River. The town of Monywa is also linked by rail to Mandalay and Yangon. The Irrawaddy and Chindwin Rivers also provide a viable shipment route for copper, bulk supplies and heavy equipment to and from Yangon and the mine site.

History

The existence of copper mineralization in the Monywa area has been known for centuries. Ancient copper extraction from shallow oxidised ores is evidenced by slag remnants in some of the villages surrounding Sabetaung.

In the early 1900s, a British company registered gold and copper claims in the Letpadaung area. Several existing small adits were probably excavated around that time. During the 1930s, attempts were made to extract copper from malachite and other minerals which occur locally within the Letpadaung deposit. Extensive workings were opened, but soon abandoned, as the attempts were unsuccessful.

In the mid-1950s, the Burma Geological Department and a survey team from Yugoslavia visited the area as part of a regional reconnaissance and recommended further study. Between 1957 and 1960, the Burma Geological Department, using a foreign contractor, undertook an economic survey of the Monywa copper region. This work was followed up with additional drilling by the Burma Geological Department.

From 1972 until 1976, the Japanese Overseas Technical Co-operation Agency financed a programme of exploration and pilot plant studies leading to a feasibility study for the Sabetaung and Kyisintaung deposits. The programme included underground exploration at Sabetaung. A number of holes were drilled in the Sabetaung and Kyisintaung deposits. The Japanese built and operated a 50 tonne per day pilot plant and planned a mill and smelter project that was never implemented.

In June 1978, an agreement for development of the Sabetaung and Kyisintaung deposits was signed between Mining Enterprise No. 1 and Bor Copper Institute of Yugoslavia. The government of Yugoslavia provided part of the funding for the programme. Bor Copper Institute prepared a full feasibility study and mine plan which served as the basis for construction of a concentrator complex to process 8,000 tonnes per day of ore from Sabetaung, Sabetaung South and Kyisintaung and to produce copper concentrates for export. During the mid-1980s the parties mined feed ore from the Sabetaung pit only, although they also carried out limited stripping at Kyisintaung.

IVN and Mining Enterprise No. 1 entered into an agreement in March 1994 to carry out feasibility studies on the Sabetaung and Kyisintaung deposits, to construct a pilot plant to test the use of an SX/EW process on Sabetaung ores and, subject to feasibility, to enter into a joint venture to develop the Monywa Copper Project. The parties also agreed to carry out additional feasibility studies on the Letpadaung deposit.

In April 1996, IVN and Mining Enterprise No. 1 formed Monywa JVCo and entered into a joint venture agreement to develop the S&K Mine. In September 1997, Monywa JVCo entered into project financing, construction and marketing agreements with Marubeni U.K. P.L.C. and Nissho Iwai Europe P.L.C., a syndicate of Japanese trading houses, for a $90 million project loan facility to finance construction of the S&K Mine. During 1998 and 1999, the project loan facility was used, in part, to pay a $75 million lump sum engineering, procurement and construction contract that was awarded to a consortium of Marubeni Corporation and Chiyoda Corporation, a Japanese engineering and construction concern. Monywa JVCo also entered into a long-term sales agreement with Marubeni Corporation in which Marubeni Corporation agreed to purchase copper cathode produced by the S&K mine during the first seven years of operation. Monywa JVCo completed construction of the S&K Mine mining and processing facilities in 1998 and the project achieved full commercial production at a rate of 25,000 tonnes of copper cathode per annum by the end of 1998.

Geological Setting and Mineralization

Regional Geology

The Monywa copper district is located along the generally north-trending Inner Volcanic Arc which bisects the Inner Burman Tertiary Basin tectonic province. That province coincides with the Central Lowlands physiographic province. Elevations in the district range from about 70 to 330 m. There are four known copper deposits within the district: Sabetaung, Sabetaung South, Kyisintaung, and Letpadaung, all of which occur in andesitic intrusive plugs of late Tertiary age and associated older Tertiary pyroclastics and sediments. The plugs form hills above a generally flat plain.

Pyrite and primary and secondary copper sulfide minerals, mainly chalcocite, occur in hydrothermal breccias, as fracture fillings, and as disseminations in a supergene enriched zone, in a mixed secondary and primary zone, and in a primary zone below an oxidized leached cap that contains essentially no copper values. The hydrothermal breccias are controlled primarily by fractures, and the primary copper mineralization occurs predominantly in and associated with the breccias and in fractures.

Local and Property Geology

The Sabetaung deposit is currently being mined by open pit methods. The dimensions of the mineralized zone are approximately 500 m by 500 m and the deposit has been tested by drilling to depths of 300 m. Copper mineralization in the zone occurs as subparallel narrow chalcocite-pyrite veinlets, fracture fillings and irregular hydrothermal breccia bodies hosted in intermediate volcanic rocks, dacite porphyries and possibly tuffs. Chalcocite appears to be replacing pyrite to varying degrees and some veinlets up to 10 centimetres wide contained better than 50% chalcocite.

The Sabetaung South deposit is located some 500 m southeast of the Sabetaung pit. The host rock is comprised of hydrothermal breccias which typically display rounded and mixed clasts of either sediment fragments or tuffs in a matrix comprised of rock, flour-silica and iron oxides after sulphides. The surface dimensions of the brecciated zone are approximately 200 m by 250 m. Drillhole data indicates that leaching extends to a depth of 40 m, and that a chalcocite-bearing zone is developed over a depth of more than 100 m below the leached zone.

The Kyisintaung deposit is an area of widespread intense acid sulphate leaching developed over dacite porphyry-hosted fracture and breccia-related chalcocite mineralization. Silicification predominates, with minor kaolinite being developed in the argillized periphery of the deposit. Drilling indicates that the thickness of the intensely leached cap is up to 200 m and that it is underlain by a major zone of chalcocite enrichment. Chalcocite occurs predominately as thin coatings on pyrite which occurs as disseminations and fracture fillings in the host rock. Mineralized hydrothermal breccias often contain greater than 2% total copper and appear to be the primary mineralization within the deposit.

The Letpadaung deposit encompasses approximately five square km and crops out as a cluster of fault bounded hills above a generally flat plain. The Letpadaung deposit is bounded on the north by the Chindwin Basin Fault and approximately 1,000 m to the south by the subparallel Monastery Fault Zone. The block bounded by the Chindwin and the Monastery faults hosts the majority of the Letpadaung ore body. Within this fault bounded block is a complex system of northeast and northwest faults. Episodic hydrothermal brecciation is the most striking geologic feature related to mineralization at the Letpadaung deposit. Hydrothermal breccia occurs within northwest and northeast trending, lozenge shaped breccia dikes which pinch and swell in all directions. Individual breccia dikes range from a few centimetres to over five m in thickness. The breccias are the main control of high-grade copper mineralization and are preferentially developed in the more brittle, silicified alteration zones. These northeast trending zones and swarms were considered to be the dominant control on mineralization, but the recently recognised northwest trending zones and swarms are now known to exert a strong control on the location and orientation of mineralization along the Monastery and northwest faults.

Mineralization

Chalcocite is the predominant copper sulfide mineral in the Monywa deposits. The chalcocite is believed to be mostly secondary and occurs as thin coatings on pyrite. Pyrite occurs in fracture fillings (veins), breccias and vugs, and is disseminated in the groundmass of the rock. Primary chalcocite also occurs in crystalline form in vugs, fractures, and breccias and as graphic intergrowths in pyrite. The deposits can be classified as belonging to the acid-sulfate (high-sulfidation) type.

Exploration, Drilling, Sampling and Analysis

Drilling was carried out by Monywa JVCo on the Sabetaung, Sabetaung South and Kyisintaung deposits consisting of exploration holes and holes for condemnation, continuity studies, water and geotechnical studies.

Monywa JVCo has information on 269 historical core holes totalling about 52,000 m drilled by third parties in the Kyisintaung, Sabetaung, and Sabetaung South deposits from 1958 to 1983. All of these holes have been included in the Monywa JVCo computer database. All but six of these holes are vertical. In 1994 and 1995, Monywa JVCo drilled 101 exploration-development core holes totalling about 18,000 m, 18 core holes totalling about 2,000 m for metallurgical test samples, and 24 reverse circulation holes for a grade continuity study in the Sabetaung pit, totalling 730 m, for a total of 143 holes and about 21,000 m. Sixty-three of the exploration-development holes are angle holes and 38 are vertical holes.

Monywa JVCo has also established a computer database in respect of the Letpadaung deposit based on information received from a total of 533 drill holes, of which 304 are exploration drill holes totalling 92,575 m of diamond drill core which were drilled, sampled and assayed under Monywa JVCo’ supervision between 1994 and 1996. The remaining drill holes were completed for hydrological, metallurgical or condemnation purposes.

Monywa JVCo also recovered information and compiled an electronic database for 143 drill holes totalling 31,286 m which were drilled between 1957 and 1986 under the direction of a number of Burmese and Myanmar governmental agencies. Due to data inaccuracies, including unreliable drill hole location, poor core recovery, unsatisfactory assay reliability and potentially inadequate drilling direction, Monywa JVCo disregarded these drilling results for resource evaluation purposes. However, Monywa JVCo used the data from these holes for statistical comparison with its own database.

All drill core from the Monywa JVCo drilling was logged systematically by IVN Group geologists for geotechnical and geological information. The core was photographed and sampled, generally in two-m intervals.

Sampling was done by sawing the core in half. One half is stored at the Monywa Copper Project site. The other half was sent to the joint venture’s analytical laboratory, where it was crushed and pulverised. The coarse rejects and a sub-sample of the pulverised core are stored at the laboratory. An identical sub-sample was sent to Inchcape Testing Services of Jakarta, Indonesia, for total copper analysis. Monywa JVCo also analysed onsite most copper-mineralised samples for total copper by atomic absorption analysis.

Partial copper analyses, (acid-soluble and cyanide-soluble copper) were performed on part of the database. Cyanide-soluble copper assay results were then used to establish numerical relationships between total copper and cyanide-soluble copper.

Quality control procedures were followed for the Monywa JVCo sample preparation and all analytical processes. An electronic database was created at the Monywa mine site office and contains all the geological and related exploration data, including analytical data. All original hard copy documentation is kept at that office.

In 2004, Monywa JVCo commenced an in-fill diamond drilling programme at the Sabetaung deposit. The first phase of drilling, completed at the start of December 2004, consisted of 39 holes totalling 3,864 m. The program focussed on five separate target areas. Based on that program, JVCo has been able to extend the area of known mineralization, and has identified a new area of high grade mineralization in the stage 3 pit of the deposit. JVCo has established a program for a second phase of drilling that targets areas of interest identified in phase one drilling and resource modelling studies.

The objective of both the phase one and phase two drill program are to extend the current mine life by completing an infill development drilling programme of the Sabetaung ore body. The programs aim to increase ore reserves by upgrading some or all of the considerable inferred resources through drilling and comprehensive geological studies, develop a new resource model for optimisation, and identify potential target areas for any further drilling phases in the Sabetaung Pit area.

Mineral Resources and Reserves

Estimates of copper reserves and resources at the Sabetaung, Kyisintaung and Letpadaung deposits are as of December 31, 2004. Reserves and resources are categorized in accordance with the JORC Code. The principles and procedures of the JORC Code and CIM Standards are closely aligned and mineralization categorized as measured, indicated and inferred resources and as proved and probable reserves under the JORC Code would be reported under identical categories pursuant to CIM Standards. Estimated measured and indicated mineral resources include those mineral resources modified to produce estimated ore reserves. Resources which are not reserves do not have demonstrated economic viability. Reserve and resource estimates reflect 100% of the deposit. IVN’s share is 50%.

Mineral Resources
December 31, 2004

Deposit	Measured		Indicated		Total		Inferred
	Tonnes	Grade(1)	Tonnes	Grade(1)	Tonnes	Grade(1)	Tonnes	Grade(1)
	(millions)	(%)	(millions)	(%)	(millions)	(%)	(millions)	(%)
Sabetaung	0	0.00	98	0.34	98	0.34	93	0.28
Kyisintaung	0	0.00	282	0.33	282	0.33	108	0.26
Letpadaung	577	0.44	492	0.36	1,069	0.39	409	0.31

(1)	Cutoff grades are 0.15% for Sabetaung, 0.15% for Kyisintaung and 0.10% for Letpadaung.

Ore Reserves
December 31, 2004

Deposit	Proven		Probable		Total
	Tonnes	Grade(1)	Tonnes	Grade(1)	Tonnes	Grade(1)
	(millions)	(%)	(millions)	(%)	(millions)	(%)
Sabetaung	0	0.00	57	0.39	57	0.39
Kyisintaung	182	0.37	8	0.27	191	0.36
Letpadaung	506	0.45	298	0.40	803	0.43

(1)	Cutoff grades are 0.14% for Sabetaung, 0.15% for Kyisintaung and 0.10% for Letpadaung.

The Sabetaung and Kyisintaung resource models were estimated using the technique of ordinary kriging, while the Letpadaung deposit was estimated using the technique of multiple indicator kriging. Ore reserves were estimated using the Whittle Pit Optimization computer software to determine the economic ultimate pit limits.

Mining Operations

The S&K Mine was originally designed to produce 25,000 tpy of cathode copper using heap-leach, SX/EW extraction technology. Construction commenced in September, 1997 and Monywa JVCo produced its first copper from the mine on November 1, 1998. Monywa JVCo’s capital cost of the S&K Mine was approximately $150 million of which $90 million was provided under a credit facility agreement with Marubeni U.K., PLC and Nissho Iwai Europe, PLC. In August 1999, Monywa JVCo completed construction of the S&K Mine, at which time the project loan, previously non-recourse only to Mining Enterprise No. 1, also became non-recourse to IVN. To date, Monywa JVCo has repaid approximately $82.5 million in principal against the credit facility and all accrued interest. The final payment of $7.5 million plus interest is due in August 2005.

The S&K Mine consists of an ore plant and processing related facilities and mining operations on the Sabetaung, Kyisintaung and Sabetaung South deposits. Monywa JVCo uses heap leach pads to process the ore. Monywa JVCo is currently concentrating mining efforts on Stage 3 located in the north east of the Sabetaung pit and in the adjacent Sabetaung South pit. Ore grades in these areas have been consistently higher than expected and during the quarter ended December 31, 2004 ore grade averaged 0.7% copper.

In recent years Monywa JVCo has encountered ore zones with a high proportion of clay. The clay material increases the proportion of fine material in processing, which reduces the efficiency of leach kinetics and copper extraction. In 2001, all Sabetaung, Sabetaung South and Kyisintaung exploration drill core was re-logged to determine clay content in order to address an increase in clay content in the ores. The clay content information was incorporated into a computer database, allowing Monywa JVCo to generate mine plans, and thereby ensure that clay ores are blended with harder ores so as to ensure maximum percolation of solutions through the heap. During 2002, Monywa JVCo constructed and operated a pilot fines material removal plant. Based on the success of the pilot plant, a commercial sized fines removal plant was constructed in late 2004 as an addition to the crushing circuit and this is expected to remove a sufficient amount of fines to permit satisfactory copper leach extraction.

Monywa JVCo has increasingly relied on run of mine (“ROM”), stacking of heaps and now sees this method of ore management as the mainstay of the operation supported by crushing, fines removal, agglomeration and stacking for the less competent materials. The more competent ore types that are ROM stacked are by nature more suited to improved natural aeration and provide more pathways for the leachant to pass down through the cell than the finer less competent ore types. The less competent ore types suffer because the solution pathways become blocked by the migration of fines down through the heap and because they are more prone to contain clay types that decrepitate and/or create swelling within the heap. Ore characterization tests carried out on drill chips collected prior to blasting and the ore being delivered to the Process Department, combined with Quality Control Inspectors and advanced cell stacking and re-handling practices has led to a steady increase in the ultimate recovery of copper from the heaps. In the last 3 years, the average recovery from all cells stacked has increased by 20%.

Monywa JVCo’s production at the S&K Mine has consistently exceeded the annual target capacity for production of 25,000 tonnes of cathode copper, producing 25,911 tonnes of cathode copper in the calendar year 2001 and 27,543 tonnes in 2002. In 2002, Monywa JVCo began to increase processing capability through a program of expanding electrowinning capacity. In addition to adding electrowinning cells at the S&K Mine, Monywa JVCo increased the leach pad area of the mine to maintain the increased cathode production and has increasingly utilised ROM dumps to supplement crusher capacity and effectively improve copper recoveries. Monywa JVCo produced 31,756 tonnes of cathode copper in 2004 and by January of 2005, the annualized rate of cathode copper production was 38,650. Monywa JVco is now capable of consistently producing copper cathode from the S&K Mine at a rate of approximately 39,000 tpy.

Monywa JVCo’s mine gate cash costs for the S&K Mine during 2004 averaged $0.44 per pound of copper compared to $0.43 per pound of copper in 2003. Average sales price for cathode copper produced from the mine in 2004 was $1.34 per pound, compared to $0.79 per pound in 2003.

Monywa JVCo has developed and implemented an environmental management plan for the S&K Mine. Under the plan, Monywa JVCo will perform reclamation procedures during and subsequent to the mine’s operating life. Reclamation will be funded by ongoing operating and capital allowances. This plan has been reviewed and accepted by an independent engineer and adopted by the Monywa JVCo Board of Directors.

Monywa JVCo has documented an Environmental Management Plan and implemented the programs and systems necessary to have been awarded AS/NZS ISO14001 environmental certification for the S&K mine in 2001. In 2003 Monywa JVCo was awarded AS/NZS ISO9001, the Quality Management System, and AS/NZS4801, the Occupational Health & Safety Management System in recognition of its Safety and Quality Management Systems.

Marketing Arrangements

Monywa JVCo is a party to a copper sales agreement dated September 23, 1997 with Marubeni Corporation, whereunder Monywa JVCo has agreed to sell, and Marubeni Corporation has agreed to purchase, 25,000 tpy of cathode copper from the S&K Mine. Sale prices are negotiated from year to year based on the market price of LME Grade A cathode copper. Shipping rates and insurance costs are adjusted annually to reflect actual costs. Marubeni Corporation receives a sales commission of one percent (1%) of the negotiated sale price. Throughout the term of the copper sales agreement, Marubeni Corporation has the exclusive right to market copper produced from the Monywa Copper Project throughout the world. The copper sales agreement is scheduled to expire on December 31, 2005.

In December, 2001, LME registered the cathode copper produced from S&K. LME registration certifies that copper produced from the mine meets LME standards for purity, shape and weight as specified by its special contract rules. LME registration means that S&K produced copper cathode can be sold at premium prices.

Planned Development Activities

Expansion of Mining Operations

IVN originally planned to obtain project financing to develop a mining operation capable of producing between 50,000 and 125,000 tpy of cathode copper at the Letpadaung deposit as the second phase of the Monywa Copper Project. Due to an inability to arrange project financing on favourable terms, IVN has developed plans to expand mining operations using internal cash flow from the S&K Mine and a limited capital injection. An expansion plan was originally prepared by an independent contractor in 2003, which involved an initial increase in production capacity at the S&K Mine followed by a scaled increase in production at the Letpadaung deposit. Monywa JVCo has refined this plan since 2003, and now expects to implement a revised expansion program based on a report prepared by GRD Minproc Limited. The report is still in the process of being finalized, with a completion date expected in the second quarter of 2005.

The revised expansion plan will be modelled on Monywa JVCo incrementally increasing production capacity through a series of increases in infrastructure. GRD Minproc Limited contemplates a staged process, which would extend over five years. As the stages advance, Monywa JVCo would install an increasing amount of infrastructure both at the S&K processing facility and at the Letpadaung deposit site. By Stage 4 (2010), Monywa JVCo would be capable of processing approximately 150,000 tpy of copper cathode from the Letpadaung Deposit and approximately 50,000 tpy from the S&K Mine deposits. The activities contemplated in the four stages are as follows:

	Total
Stage	Production (tpy)	Description
1	50,000	Construct 10,000 tpy expansion to the S & K mine tank house. Completion in the first half of 2006.
2	100,000	Construct 50,0000 tpy SX-EW module, expand power supply and construct leach pads and solutions handling pond no. 3 at Letpadaung. Completion in 2007.
3	150,000	Construct 50,000 tpy SX-EW module, crushed ore leach pads, tailings dam facilities at Letpadaung. Completion in 2008.
4	200,000	Construct 50,000 tpy SX-EW module, crushed ore leach pads, tailings dam facilities at Letpadaung. Completion in 2009.

Letpadaung mining would commence in 2007. The life of the project is estimated to be 20 years. There are a number of variables that are included in the planning estimates for the expansion program. The IVN Group anticipates that one of the most significant factors that will affect the expansion will be the availability of power. Stage 1 is subject to an upgrade of power supply to 40 megawatts, which is currently planned for completion in 2006. Assuming that this upgrade is effected, Monywa JVCo anticipates few impediments to stage 1 of the expansion. Monywa JVCo will need to secure additional sources of power in order to operate the Letpadaung portions of the project, with full expansion requiring a power supply of between 60 and 80 megawatts. The expansion proposal will also require approval from applicable government authorities of Myanmar.

Monywa JVCo has engaged in discussions with and received written expressions of interest from Chinese, Korean and Japanese companies to provide financial assistance to fast-track the development of the expansion program. These discussions are on-going, although there can be no assurances that satisfactory negotiations will be concluded.

Development of Power Sources

Myanmar Electric Power Enterprise is responsible for supplying power to the project. The total estimated average power requirement for the project is estimated to be 70 megavolt amperes. The expansion program contemplates the installation of a 215 km, 230 kilovolt, 90 megavolt ampere overhead transmission line from Thazi to Letpadaung. Thazi is located south of Mandalay on the main national electricity distribution grid. This connection was chosen after extensive study of power supply options by Monywa JVCo’s advisors in consultation with Myanmar Electric Power Enterprise.

As an alternate source of power, Monywa JVCo has encouraged several interested parties to study the possibility of building a natural gas or coal-fired power plant in the Monywa area. A Japanese group has funded a study which would involve using local coal from deposits north of Monywa. Several companies are also reviewing the use of domestic sources of natural gas as a fuel source.

Savage River Iron Ore Project, Tasmania, Australia

Property Description and Location

Until February 2005, the IVN Group operated an iron ore (magnetite) mine and produced iron ore pellets and magnetite concentrate at integrated Savage River and Port Latta facilities in Tasmania, Australia through its wholly-owned subsidiary, Goldamere. As at February 28, 2005, IVN sold its interest in Goldamere and the rest of the project to Stemcor. See “General Development of the Business: Three Year History”.

The Savage River iron ore mining operation is situated on approximately 2,400 hectares of leasehold land, 110 km by paved all-weather road from the City of Burnie on the northwest coast of Tasmania. Goldamere uses an 83 km pipeline to transport concentrate, in the form of slurry, from Savage River to Port Latta. At Port Latta, Goldamere processes the bulk of the concentrate into iron ore pellets which are stockpiled and loaded onto ships for delivery to Goldamere customers.

The Savage River magnetite deposit is located on the northwest coast of Tasmania, within the municipality of Wynyard-Waratah, at an elevation of 229 m. The regional terrain is rugged and mountainous, and covered with dense rain forest. Local vegetation includes undisturbed rain forest but in the area of the mine it is mainly wet eucalyptus and acacia with open heathland. The mine and concentrating plant are both in the Savage River valley, with the Savage River flowing through the mine site and ultimately discharging into the Pieman River, which then flows westward to the coast.

The Port Latta pelletising and shiploading facility is located on Sawyer Bay, on Tasmania’s northwestern coast approximately 20 km east of Stanley and 50 km west of Burnie. The pelletising plant is situated on a narrow strip of relatively flat coastal land.

In September 1996, Goldamere entered into an agreement with the State Government of Tasmania (the “State of Tasmania”) pursuant to which Goldamere agreed to carry out a feasibility study respecting the possible redevelopment of mining operations at the Savage River mining site. In December 1996, Goldamere and the State of Tasmania entered into an asset purchase agreement whereby Goldamere agreed to purchase from the State of Tasmania the assets relating to the Savage River mining operation and the Port Latta pelletising and shiploading facilities for a deferred payment of Aus$13 million. The government further agreed to indemnify Goldamere against liability resulting from any pre-existing or on-going environmental pollution or contamination caused by past operations.

In May 1997, Goldamere and the State of Tasmania entered into a mining lease for a term of 30 years, whereby Goldamere leased the Savage River iron ore mine site for the purpose of carrying on mining operations. Goldamere agreed to pay annual rent in the form of royalties. The royalty rate comprises an ad valorem royalty of 1.6% of net sales plus an annual profit royalty of a maximum of 40% of the profit margin for the immediately preceding year. The sum of both royalty payments is limited to a maximum of 5% of net sales.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Savage River iron ore mine is relatively isolated, being situated 43 km off the Murchison Highway which links the northwest and western coasts of Tasmania. The nearest major town by road is Burnie (population 20,000) located about 98 km from the mine site.

The Port Latta pelletising and shiploading facilities are located on Sawyer Bay, on Tasmania’s northwestern coast approximately 144 km north (by road) of the mine site. The nearest towns are Stanley (population 576), 21 km to the northwest (by road), Smithton (population 3,495), 29 km to the west and Wynyard/Burnie, which lies 59 km to the southeast on the north coast.

Climate

There are no climatic extremes experienced at the Savage River mine site or the Port Latta facilities and few conditions which affect production operations. Mine haulage can be affected by high rainfall and shiploading operations may be delayed by winds above 30 knots. Rainfall distribution in western Tasmania is generally high throughout the year, with June to September being the wettest months and December to March the driest. Drought conditions are rare. Average annual rainfall at the Savage River mine site is 1,953.9 millimetres while average annual rainfall at Stanley and Port Latta are 935.8 millimetres and 940.4 millimetres, respectively.

At Savage River, mean monthly minimum and maximum temperatures range from between 3.5 and 9.3°C in July to between 9.9 and 20.1°C in February. Mean monthly minimum and maximum temperatures at Stanley range from between 6.5 and 12.0°C in July to between 12.9 and 20.6°C in February, and at Port Latta from between 4.8 and 12.5°C in July to between 12.4 and 21.4°C in January. Although not exposed to extreme and persistent winter conditions, the Savage River mine area is subject to an average of 24.6 days of frost and 5.5 days of snow per year. The coastal setting at Stanley experiences an average of 11.3 days of frost per year and no snow.

Local Resources and Infrastructure

All surface rights necessary to carry on mining operations at the Savage River mine site are held on a leasehold basis. The initial mining lease (11M/97), entered into in 1997, has a term of 30 years. Goldamere applied for 4 additional leasehold areas contiguous with its existing leasehold to accommodate all foreseen extensions of the pit on the south ore body and for tailings and waste dump purposes. Mining Lease 2M/2001 was granted on November 7, 2001 for thirty (30) years, to replace 11M/97 and incorporates the additional lease areas into a single mining lease over the operation.

Infrastructure is well established from previous operations and Goldamere has undertaken extensive refurbishment of facilities. Maintenance buildings and offices are appropriate to the needs of the operation. The workforce is generally drawn from local towns in the immediate area, with on-site single status accommodation provided at Savage River on a weekly basis for most employees.

Experienced plant operators, backed by technical and professional staff, run the Savage River processing and plant operations. Activities carried on by previous operators ran continuously for 30 years from 1967. This has resulted in a large pool of experienced operations and maintenance personnel who live in the local area. Tasmania is considered to be a highly liveable location and Goldamere has had no difficulty in recruiting suitably trained and experienced personnel.

Heavy parts and bulk materials are transported from the mainland by sea to the local port of Burnie. Road access to the mine site is via the all-weather Murchison Highway south from Burnie and thence west to the mine site on a sealed road. Burnie is served by commercial commuter air service from Melbourne several times daily.

Concentrate from the mine is transported in slurry form via an 83 km pipeline to the pelletising plant at Port Latta. Final product pellet shipments are loaded onto bulk carriers at the purpose-built jetty, which can accommodate vessels of up to 125,000 tonnes capacity. The jetty, adjacent to the pellet plant, is equipped with bulk loading facilities and is serviced by tugboats to assist in the berthing of bulk carriers.

Both sites are connected to the Tasmanian power grid and electricity is purchased from Aurora Energy, the Tasmanian power retailer. Available power is sufficient for the project and future expansion. Water supplies to the concentrator operation are plentiful through local established storage dams and reclamation from tailings. Water at Port Latta is reclaimed from the concentrate slurry and is supplemented by a local borefield.

In March 2001 Goldamere signed a 10 year gas supply agreement with Duke Energy International to supply natural gas to Goldamere at the Port Latta pellet plant, enabling Goldamere to convert its fuel oil furnaces to natural gas. This contract was later reduced through a Deed of Variation to a five year contract with a schedule of contractual repayments but with an option to revert to the 10 year contract should mine life extend beyond 2007. The gas is supplied by marine pipeline across the Bass Strait from Longford in Victoria to Bell Bay in northern Tasmania, with a branch line extending to Port Latta in northwestern Tasmania. Goldamere completed the conversion to natural gas in 2003.

Physiography

The Savage River mine site is located in a steep valley incising the easternmost extension of the Western Ranges physiographic region of central west Tasmania. The mine site lies at an elevation of between 200 and 350 m in the Savage River valley. The immediate surroundings consist of a series of sub-parallel ridges to the northwest and southeast. Further to the northwest and southeast, the ridges give way to more mountainous terrain with peaks of 700 to 800 m. Mount Bertha, which peaks at 703 m and is the highest mountain in the northwest of Tasmania, is located north of the mine site.

The slurry pipeline to Port Latta traverses east of Mount Bertha, climbing from the Savage River mine site for 25 km to an altitude of approximately 520 m. It then descends over 56 km to the northwestern coastline, crossing the Rapid, Arthur and Black rivers en route. Port Latta itself is located on the foreshore of Sawyer Bay, which is an open, 25 km stretch of coast, protected to the northwest by a headland leading out to North Point and to the east by Rocky Cape.

History

Magnetite mineralization was discovered at Savage River in 1877. For many years, interest in the deposit centred on the copper and gold potential of the area. Adits were developed in the hillsides but no significant base or precious metal mineralization was identified. Exploration of the prospect was carried out by the Bureau of Mineral Resources in 1956, including ground and air magnetometer surveys. In 1957 and 1959, diamond drilling was undertaken.

In 1965, Savage River Mines Limited, a joint venture of Australian, Japanese and United States interests, was formed to develop the Savage River deposit. Open cut mining commenced in 1967 and continued until 1996. A magnetite concentrate was produced and exported, principally to Japan. Between four and six million tonnes of ore were mined per annum producing approximately 1.5 to 2.3 million tonnes of concentrate averaging 67% iron in grade. Over a 30 year period 137 million tonnes of ore was mined and processed and 58 million tonnes of magnetite concentrate was produced, pelletised and exported.

In 1995, Savage River Mines Limited decided to close the operation and mining ceased in April 1996. However, in October 1995, Goldamere commenced discussions with the Tasmanian government to take over the Savage River mine site and continue the mining, production and export of pellets. Plans were based on a cut back and expansion of the open pits, a river diversion to provide access to high grade ore, and changes to the mining and ore haulage methods. After various discussions and proposals, Goldamere was granted an Authority to Prospect and commenced an infill and confirmatory drilling programme.

During 1996, Goldamere carried out feasibility studies and entered into a series of agreements with the Tasmanian government to acquire and operate the Savage River mine. See “Property Description and Location”. Goldamere commenced site construction work in 1997. A third party contractor was retained to undertake mining and to operate and maintain the conveyor, concentrator, slurry pipeline system, pelletising plant and shiploading facilities. Waste stripping commenced in September 1997 and mining and milling began the following month. Goldamere began replacing the third party contractor’s personnel with its own staff and eventually assumed full control of operations in May 1999.

In December 2000, the Corporation acquired all of the issued and outstanding shares of Goldamere’s parent, ABM in exchange for Common Shares of the Corporation.

Geological Setting and Mineralization

Regional Geology

The Savage River magnetite deposit lies within and near the eastern margin of the Proterozoic Arthur Metamorphic Complex in northwestern Tasmania. This complex is exposed along a northeast-southwest trending structural corridor, the Arthur Lineament, which separates Proterozoic sedimentary rocks to the northwest from a variety of Palaeozoic rocks to the southeast. The Arthur Metamorphic Complex in the vicinity of Savage River is dominated by the Whyte Schist that is subdivided into an eastern and western sequence. The eastern sequence consists predominantly of quartz-mica rocks including thin micaceous quartzite beds, schist and phyllite. The western sequence is characterised by amphibolite, chlorite and albite schist or quartz-muscovite schist. The grade of metamorphism has been interpreted to range from upper greenschist to amphibolite facies metamorphism.

Local and Property Geology

The magnetite deposits at the Savage River mine site represent the largest of a series of discontinuous lenses that extend in a narrow belt for some 25 km south of what was formerly the Savage River township. The deposit is subdivided into sections on the basis of areas that have been mined. These areas are referred to as Centre Pit, South Lens and North Pit and South Deposit.

The magnetite ore bodies developed at Savage River are enclosed within a highly sheared and strike-faulted belt of mafic and ultramafic schist and mylonite. The belt is approximately 500 m in width and strikes north-northeast to south-southwest.

The magnetite ore, which is almost entirely enclosed within ultramafic rocks, specifically serpentinite and talc-carbonate schist, ranges in thickness from 40 to 150 m in width in what is known as the main ore zone. The main ore zone has a known strike length of 4 km and can occur as two or more thinner lenses. Down dip continuity is indicated to depths of up to 600 m.

Mineralization

The Savage River deposits are all relatively similar, comprising sub-vertical north-south striking magnetite lodes within a schist-serpentinite sequence. The mineral occurrence is subdivided into several deposits, based largely on structural breaks in the ore sequence which are reflected in the pit designs. The ore may be massive, layered or disseminated and range from being fine-grained to coarsely crystalline.

The magnetite ores comprise three volumetrically important groups: pyritic ores, serpentinitic ores and talc-carbonate ores. Pyrite and serpentinite are ubiquitous. Talc, tremolite, actinolite, chlorite, epidote and apatite occur in varying amounts.

Massive magnetite is generally defined as having greater than 29% iron (40% DTR). A lower cut-off of 11% iron (15% DTR) is used to define ore. Below this cut-off the rocks are considered waste.

Exploration, Drilling, Sampling and Analysis

Goldamere carried out limited infill drilling between 1998 and 2001. Infill diamond drilling was completed during 2001 in the Centre Pit and South Lens pit areas. Nine diamond drill holes for a total advance of 2,475 m were completed. A drilling program comprising thirty-eight diamond holes, for a total advance of 7,314m was completed between 2000 and 2002 to delineate ore lenses of the South Deposit.

Goldamere conducted additional infill drilling in the Centre Pit south area in 2003. Eleven diamond drill holes were completed for a total advance of 2,369 m. A further 3 diamond drill holes for an advance of 746 m and 5 reverse circulation holes for an advance of 430 m were drilled in 2004. This program was designed to improve the geological confidence and upgrade existing resources and reserves previously defined in the area.

Mineralized core samples were cut by diamond saw and half the core sent for analysis. Goldamere sampled principally in 2 m intervals and the core was crushed and split at the Savage River laboratory and analysed for DTR. These samples were then sent to Port Latta for further chemical analysis. Blast hole cuttings are analysed in situ in the pit using a magnetic susceptibility meter, with some samples collected and assayed to maintain the correct calibration of the meter.

The susceptibility m values provide a general crosscheck on the DTR results. Scatter plots of the two sets of values show a good correlation. Routine cross checks of DTR values between laboratories have been undertaken and, historically, product grades and production reconciliation figures have given confirmation that the sampling and DTR values are generally satisfactory.

Data quality is reasonable. The primary data comprises DTR factors based on diamond drill samples. The DTR values are a measure of the percentage of recoverable magnetite that can be achieved in the magnetite concentration plant. A 95% ‘efficiency factor’ is applied by the mill to the mine DTR estimates. The database includes holes drilled by Savage River Mines Limited and more recent holes drilled by Goldamere. DTR values are from different source laboratories. Limited cross-checking has been undertaken but available evidence suggests the data is comparable and satisfactory.

Prior operators carried out a number of density determinations in 1977 and a regression curve was defined based on the DTR value. Goldamere determined density values on all new diamond drill core to more accurately define the density/DTR relationships in the different areas of the deposit. Waste density is taken as 2.81 tonnes per cubic m. Ore density ranges from approximately 3 tonnes per cubic m (20% DTR) to 4 tonnes per cubic m (70% DTR) and averages approximately 3.5 tonnes per cubic m (50% DTR).

Mineral Resources and Reserves

Estimates of reserves and resources at the Savage River iron ore mine are as of December 31, 2004. Resources and reserves are categorized in accordance with the JORC Code. The principles and procedures of the JORC Code and the CIM Standards are closely aligned and mineralization categorized as measured, indicated and inferred resources and as proved and probable reserves under the JORC Code would be reported under identical categories pursuant to CIM Standards. Estimated measured and indicated mineral resources include those mineral resources modified to produce the estimated ore reserves. Resources which are not reserves do not have demonstrated economic viability.

Ore Reserves
December 31, 2004

Deposit	Proved		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(millions)	(DTR %)(3)	(millions)	(DTR %)(3)	(millions)	(DTR %)(3)
Savage River (1)	19	49.4	3	46.9	21	49.1

(1)	Includes North Pit and Centre Pit

Mineral Resources
December 31, 2004

Deposit	Measured		Indicated		Total (1)		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(millions)	(DTR %)(3)	(millions)	(DTR %)(3)	(millions)	(DTR %)(3)	(millions)	(DTR %)(3)
Savage River (2)	107	52.2	85	49.7	192	51.1	58	43.3

(1)	Represents aggregate measured and indicated resources excluding inferred resources.

(2)	Includes North Pit, Centre Pit and the South Deposit.

(3)	The iron percentage is obtained by multiplying DTR% by 0.72

Historically, Savage River Mines Limited estimated the resource using a sectional estimation method. The initial Goldamere resource estimate was derived by block modelling using an inverse distance cubed grade interpolation algorithm. More recently, the results from geostatistical analysis have been applied to the inverse distance interpolation. The blocks of the main ore zone fall within a “wire-frame” which has been geologically constrained. Mineralised blocks have been categorised as measured, indicated and inferred resources or proved and probable reserves based primarily on the distance from the nearest drill hole.

The reserve represents that part of the resource which is planned to be mined taking into account economic factors. The reserve at Savage River has been estimated by the conventional process of pit optimization followed by the development of a practical pit design. The optimization stage incorporates prevailing economic factors, such as mining cost and its variation with depth, the grade, processing costs and selling price. The overall slope of the pit walls based on operational geotechnical experience are also entered into the optimizer which generates a series of pit envelopes used as the basis of the pit designs.

Selected pit envelopes are next turned into practical designs that incorporate haulage ramps, ramp grades, mining widths, berm widths, batter angles and other practical operational and scheduling considerations. Measured and indicated resources which fall within the final designed pit envelope are categorized as proved and probable reserves and represent that part of the resource planned to be mined. The reserves incorporate expected mining recovery and dilution.

Factors, equivalent to approximately 11% dilution and 95% mining recovery, have been applied to the resource tonnes and DTR. In areas of broad continuous mineralization, losses and dilution may be minimal but will be more significant where zones are thinner or cross-cutting intrusives are common. The factors applied by Goldamere are consistent with historical data from the Savage River deposit.

Mining Operations

Mining activities in the open pit involve the use of conventional off-highway rear-dump trucks of 100 to 150 tonnes capacity and hydraulic excavators, with contract drilling and blasting being used to prepare the ground ahead of mining.

Ore processing operations at Savage River comprise primary crushing and stockpiling of crushed ore, followed by autogenous milling, rougher magnetic concentration of magnetite, regrinding of the rougher magnetic concentrate, hydroseparation to remove fine gangue minerals and finisher magnetic separation to produce a final magnetite concentrate which is stored in agitated tanks prior to being pumped to the pellet plant at Port Latta. The pipeline pump station is located at the concentrator. Tailings are thickened prior to pumping to the tailings dam.

Goldamere’s production is controlled by the concentrator capacity. The concentrate slurry pipeline is approximately 83 km in length and has an internal diameter of 229 millimetres. Buried sections of the pipe are wrapped and cathodically protected against corrosion. A corrosion inhibitor, pH control and an oxygen scavenger are used to control internal corrosion. Regular surveys in recent years have shown that the rate of wear and corrosion in the line has been reduced to negligible levels.

The Port Latta pellet plant receives the concentrate slurry from the pipeline, thickens and filters it prior to agglomeration into green balls and induration of the balls into fired pellets. The pellets are screened to remove fine chips and coarse pellet clusters and then stored in a yard pending shipment by sea.

In the last two years, Goldamere has revised its mine plan and made adjustments to its processing facilities to account for a slope failure at Extension 3 of the North Pit that occurred in 2002 and nickel impurities from the South Deposit. Both the slope failure and the nickel impurity problems have been addressed.

The South Deposit, which was the main ore source for most of 2003, was exhausted in 2004. As the pit deepened ore reconciliation and grades improved with depth and concentrate losses which had been occurring in 2002 and early 2003 were made up by the end of the year. In 2005 and beyond ore supply will be coming from both North Pit Extension 3 and Center Pit south.

Mine life of the Open Pit is currently projected out to 2007 with the processing of stockpiled ore continuing until the beginning of 2009. Goldamere is evaluating data and conducting analysis with respect to potential increases in mineable reserves and resources in order to extend mine life.

Marketing Arrangements

On July 1, 2002, Goldamere entered into a five-year supply contract with BlueScope Steel (AIS) Pty. Ltd. to supply between one million and one and a quarter million dry metric tonnes of iron ore pellets per year. Goldamere also has a three-year supply contract with the South Korean steelmaker POSCO to supply between 290,000 dry metric tonnes of iron ore pellets per year which commenced in April 2003.

Goldamere has also delivered tonnage to Chinese customers such as Baosteel and Shaoguan Iron and Steel and Greathill Limited.

All payments under sales agreements and supply contracts are made in U.S. dollars. Price adjustments are provided depending on the quality and content of the iron ore pellets.

Other Projects

Mongolia

In addition to the Oyu Tolgoi Project, the IVN Group operates an extensive mineral exploration program in Mongolia. The field program is conducted by IMMI from base camps at Manlai and Kharmagtai in the Gobi desert.

IMMI’s exploration properties are predominantly located throughout southeastern, southern and central Mongolia. These include the South Gobi, Saran Uul, Bayan Uul and Chandman Uul licence blocks. In total, IMMI holds 111 MELs totalling 8,381,473 hectares and has applied to OGMC for 7 more MELs totalling 498,320 hectares. IVN holds an interest in 3 additional MELs, totalling 25,936 hectares, pursuant to agreements with QGX Ltd. A further 60 MELs are held by IVN’s 51.08% owned subsidiary, ASG.

Gold and Copper Exploration

IMMI’s Mongolian exploration program commenced in 2001. Initial reconnaissance consisted of satellite imaging and helicopter reconnaissance surveys on most of its MELs. IMMI has developed a detailed and extensive country-wide database that incorporates the information gathered from reconnaissance and other sources. Using this database, IMMI has conducted more comprehensive field reconnaissance at numerous prospective sites, including rock chip samples, mapping and ground magnetics. In each field season since 2001 IMMI has expanded on these exploration efforts.

Advanced exploration, including trenching and diamond drilling, has been carried out by IMMI at several areas with prospective mineralization. The Kharmagtai property is the most advanced of these properties. It comprises a group of three MELs located approximately 120 km northwest of the Oyu Tolgoi Project. QGX Ltd. is entitled to a 10% interest in one of the Kharmagtai MELs and a 20% interest in the other two MELs. Work to date includes extensive IP, ground magnetics, excavator trenching, reverse circulation drilling (208 holes totalling 27,746 m) and diamond drilling (156 holes totalling 49,487 m). IMMI has carried out diamond drilling at seven copper and gold porphyry targets at Kharmagtai, including the third stage drilling in 2004 at the Gold Hill prospect. This prospect contains porphyry copper and gold mineralization in two pipe-like stockwork zones 100 m apart. The mineralisation extends from surface to depths over 600 m, is gold-rich and open on strike and at depth. Mineralization in the southern stockwork zone is approximately 550 m long, 70

m wide and 600 m deep, whilst mineralization in the northern stockwork zone is approximately 250 m long, 150 m wide and 350 m deep. Exploration work during 2004 included three diamond drill holes on the Duck prospect, trenching on the Southeast Zesen Uul prospect, and more detailed ground magnetics and IP studies over the Gold Hill and Duck prospects. Rock chip sampling was also carried out on various low sulphidation epithermal targets, including Tsagaan Mogoi, to the west of the Kharmagtai Property on ground controlled 100% by IMMI.

Other advanced exploration by IMMI includes that conducted on the Chandman Uul and Oyut Ulaan properties in southern Mongolia, and at Saran Uul in central Mongolia. Work included IP, ground magnetics and diamond drilling. Each of these prospects contains copper and gold mineralization that warrant further exploration to define the size and scope of zones of previously identified mineralization and to further test the IP and ground magnetic anomalies. Diamond drilling by IMMI in 2004 at the Chandman Uul property targeted iron occurrences; no further drilling is currently planned on the iron occurrence but there are gold and copper occurrences at which further prospecting is planned for 2005. An IP survey is planned at the Yellow Hills project in the Saran Uul licence block, which is a high sulphidation copper-gold target identified as an area of interest in 2004.

The Bronze Fox District was discovered in mid-2004. The district is 14 km long and located between the Shuteen and Narin Hudag projects in southern Mongolia. Four gold and copper porphyry targets have been defined to date. Work has included the collection of 6,000 rock chip samples and a ground magnetics survey. Rock chip assays include highly anomalous gold, copper, molybdenum and lead. An IP survey and diamond drilling are planned for 2005. IMMI also intends to perform ground magnetic surveys, detailed mapping and rock chip sampling at the neighbouring Narin Hudag and Mandak property in 2005.

Copper and gold mineralization has also been defined at the Bayan Uul and Unegti property in central Mongolia. Work to date includes rock chip sampling and geophysical studies. Trenching is included in the 2005 work program.

Coal Projects

In 2004, IVN began to actively explore for and seek out interests in coal deposits in Mongolia. IVN has delineated three coal-bearing basins in southern Mongolia on lands controlled by the IVN Group. IMMI has conducted diamond drilling at the Tsagaan Tolgoi and Nariin Sukhait prospects. Nariin Sukhait is held by ASG, but is in the process of being transferred to IVN pursuant to a pre-existing right of IVN to all coal deposits on certain ASG MELs. The Nariin Sukhait prospect lies immediately to the south of an operating open-pit coal mine at which mining has marginally extended onto the ASG held licence. In late 2004, IVN confirmed that a thick seam of coal had been discovered on its licensed property immediately adjacent to Nariin Sukhait. This seam is believed to have a thickness of up to 60 m and has been traced onto licenses in both strike directions. The seam has been mapped in outcrop and subcrop throughout a major coal basin that stretches approximately 120 km on ground controlled by the Corporation. IMMI has commenced drill testing on the seam with a view to establishing an initial resource estimate for the deposit.

Regional coal exploration and assessment continues to be carried out across several coal basins in the southern and western Gobi. IVN is also in varying stages of discussions with existing holders of coal deposits regarding potential access or involvement in their coal resources. The Corporation has retained Citibank as its advisor in broad-ranging discussions with various parties about future participation in the Tavan Tolgoi coal deposit, located approximately 140 km north of the Oyu Tolgoi Project.

ASG Exploration Licenses

ASG owns 60 MELs, including 29 MELs which were transferred to ASG by IVN in connection with a July 2003 transaction between the parties. The largest block of MELs consists of 42 MELs located in the Gobi desert called the Western Gobi Property. An additional 6 MELs form the Oyut Ovoo Property. Eight MELs form the Dornod Project in northeastern Mongolia and three MELs form the Khuvsgul Project in northern Mongolia. One MEL is held in Khuvd province.

ASG has conducted exploration programs on its mineral exploration properties from 2002 to 2004, including geophysics, rock-chip samples, trenching and diamond drilling. ASG continues to identify prospects for follow-up exploration, and has identified a number of targets for the 2005 exploration season.

China

Jinshan Project Participation Arrangements

IVN is a party to a series of agreements with Jinshan, pursuant to which IVN and Jinshan participate in a number of mineral resource exploration projects in China. IVN and Jinshan participate equally in the 217 gold project in Inner Mongolia (the “217 Project”), the JBS platinum-nickel-palladium project in Yunnan Province (the “JBS Project”) and the Dandong gold project in Liaoning Province (the “Dandong Project”). Each of these projects is joint venture between a single purpose company owned equally by IVN and Jinshan (an “IVN/Jinshan Participant”) and an entity controlled by the Chinese government. Jinshan is entitled to act as the operator of each of the projects. If either IVN or Jinshan fails to fund its proportionate share of project expenditures, its interest in the relevant IVN/Jinshan Participant will be diluted. If Jinshan’s participating interest is diluted below 10% it will be converted into a 10% net profits interest. If IVN’s participating interest is diluted below 5% it will be forfeited to Jinshan. IVN and Jinshan have also agreed to observe a twenty-five km joint venture area of interest around each project.

IVN and Jinshan derive their mutual interest in the 217 Project through a cooperative joint venture contract between an IVN/Jinshan Participant and Brigade 217, a Chinese government-owned entity. Under the terms of the contract, the IVN/Jinshan Participant contributed $250,000 to earn a 55% interest in the 217 Project and has the right to increase its interest to 96.5% by paying an additional $2,750,000 to Brigade 217. Such additional payments include $750,000 in staged payments over a three year period. In addition, the IVN/Jinshan Participant must pay $1 million to Brigade 217 within 30 days of the decision to commence construction of a commercial mining operation within the permit area and an additional $1 million within 30 days of the commencement of commercial mining within the permit area.

IVN and Jinshan derive their mutual interest in the JBS Project through a cooperative joint venture agreement between an IVN/Jinshan Participant and Yunnan Geology & Mineral Resources Exploration Corp. (Group), a Chinese government-owned entity. Under the terms of the contract, the IVN/Jinshan Participant has the right to earn a 70% interest in the JBS Project by making cash capital contributions totalling $14,000,000 over five years.

IVN and Jinshan derive their mutual interest in the Dandong Project through a cooperative agreement between an IVN/Jinshan Participant and Liaoning Non-Ferrous Geological Institute, a Chinese government-owned entity. Under the terms of the contract, the IVN/Jinshan Participant has the right to earn an interest of up to 80% in the Dandong Project by making cash capital contributions totalling $20,000,000 over five years.

Information of a scientific or technical nature concerning the 217 Project, the JBS Project and the Dandong Project is disclosed by Jinshan in its publicly filed continuous disclosure documents, which can be accessed at http://www.sedar.com/. Such information is not incorporated by reference in this Annual Information Form and IVN makes no representation as to its accuracy, and accepts no responsibility therefor.

IVN and Jinshan are also parties to a new project participation agreement which requires Jinshan to offer to Ivanhoe the right to participate in each new project in China (other than projects in Anhui Province or

Liaoning Province) in which Jinshan acquires an interest until May 2012. In respect of each such new project, IVN has the right to acquire 50% of Jinshan’s interest in the project. IVN can subsequently elect to increase its participating interest to 75% by funding the costs of a feasibility study and to 80% by arranging the financing necessary to take the project to commercial production. To date, IVN has elected to participate in the Huize-Xuanwei Joint Venture in southern Yunnan Province, the Zhaotong Joint Venture in northern Yunnan Province, the Guizhou Joint Venture in Guizhou Province, and the JBS Regional platinum and palladium project in Yunnan Province. Except for its interests in the 217 Project, Jinshan has agreed that it will not acquire any interest in any mineral property in the Inner Mongolia region and will immediately refer to IVN any opportunities that become available to Jinshan to acquire any mineral property interests in Inner Mongolia. IVN will make available to Jinshan any new mineral project opportunities in Inner Mongolia that IVN elects not to pursue. Except for its interests in the Dandong Project, IVN has agreed that it will not acquire any interest in any mineral property in Liaoning Province or Anhui Province and will immediately refer to Jinshan any opportunities that become available to IVN to acquire any mineral property interests in Liaoning Province or Anhui Province. Jinshan will make available to IVN any new mineral project opportunities in Liaoning Province or Anhui Province that Jinshan elects not to pursue.

Yahao Joint Venture — Inner Mongolia

In August 2003, a subsidiary of IVN entered into a Joint Venture Agreement with the China Geology and Mining Inner Mongolia Company, a subsidiary of Inner Mongolia Bureau of Geology and Minerals Exploration and Development (the “Bureau”). The Joint Venture Agreement provided that IVN has the right to earn an 80% interest, and may earn a 90% interest under certain circumstances, in the Yahao Joint Venture Co., which has been established under the laws of China to explore, develop, mine and process minerals within China.

The initial properties of the joint venture cover 282 km2 within Inner Mongolia and consist of three exploration projects including six exploration licenses and a mining license. These properties have all been approved for transfer into the Joint Venture by both the Beijing and Inner Mongolia departments of the Chinese Ministry of Land & Resources.

The Yahao joint venture has completed first round diamond drilling at two of its projects, Whu Zhu Er Ga Shun and Siwumuchang, and has completed geophysical and geological work sufficient to permit the Joint Venture to commence drill testing at another, called Ba Ri Tu Nan.

Whu Zhu Er Ga Shun is a large porphyry system, characterized by multiple phase porphyry intrusives, extensive zones of hydrothermal alteration, and well developed, mineralised porphyry stockworking. 3,590 m of diamond drilling were completed on the project in 2004. This drilling programme confirmed the presence of anomalous copper-gold mineralization over an area of approximately six km. A 3,200 m drilling programme is planned to test further targets in 2005.

At Siwumuchang, the joint venture has identified a dome-diatreme hosted epithermal gold-silver-copper deposit using IP geophysical surveys, mapping, soil sampling and initial diamond drilling (1,480 metres) in 2004. Semi-continuous coincident geophysical and geochemical anomalies have been identified over a strike length of at least five km. Approximately 3,600 m of diamond drilling is planned to test these targets in 2005.

An initial 2,000 m diamond drilling programme is planned for the Ba Ri Tu Nan epithermal gold-silver deposit in 2005. Detailed geological mapping, rock chip sampling and IP resistivity surveys have identified a four km long resistor that corresponds to gold-silver anomalous epithermal alteration and quartz veining, and this zone will be the focus of initial drilling.

Huayu Joint Venture — Inner Mongolia

In April 2003, a subsidiary of Ivanhoe Mines entered into a Joint Venture Agreement with the Inner Mongolia Huayu Geology and Minerals Exploration Co. Ltd (“Huayu”). The Joint Venture Agreement provided that IVN has the right to earn an 80% interest, and may earn a 90% interest under certain circumstances, in the Oblaga Joint Venture Company, which has been established under the laws of China to explore, development, mine and process minerals within China.

The initial properties of the Oblaga joint venture consist of one exploration project covering 400 km2 in Inner Mongolia, including several exploration licenses and a mining license. The joint venture company has submitted these licenses for approval for transfer into the Joint Venture.

An initial diamond drilling program of 2,690 m was completed at Oblaga in 2004, targeting copper-gold mineralised skarns and potential porphyry copper-gold mineralization below them, moderate copper-gold and gold, breccia, skarn and intrusive-hosted mineralization was intercepted in all holes. This programme clarified the geological setting of the mine area and confirmed that intrusive rock compositions, apparent volatile-metal contents and the structural setting of mineralization is conducive for the formation of gold rich porphyry and related deposits. Four major combined geological-geophysical targets remain to be drill tested within the Oblaga license blocks and a 3,800 m programme is planned for 2005.

Kazakhstan

The Corporation’s subsidiary Central Asian Mining Limited (“CAML”) holds a 70% interest in the Bakyrchik Mining Venture (“BMV”), a joint venture with the government of Kazakhstan in respect of the Bakyrchik gold project in north-eastern Kazakhstan.

The Bakyrchik property is located in the village of Auezov in north-eastern Kazakhstan, approximate 1,100 km north-east of Almaty, the country’s largest city and about 100 km from Ust Kamenogorsk which is considered the industrial center of East Kazakhstan. The property hosts the Bakyrchik gold mine, which originally commenced production in 1956 to provide gold bearing flux to copper smelters in Ust-Kamenogorsk and later to smelting facilities in Russia. The mine consists of a number of mine shafts and associated facilities, process plant, workshops, warehouses, administration buildings and accommodations. A total of five shafts were sunk on the Bakyrchik deposit, and the underground has been explored and developed for mining from a series of development drifts driven at 40 m vertical intervals.

BMV holds its rights in the Bakyrchik property through a Sub-soil Use Contract with the government of Kazakhstan and through a combined Mining and Exploration license. The Sub-soil Use Contract entitles BMV to extract ore, use the Bakyrchik mine facilities, export concentrate for sale and establishes a framework for the taxation and regulation of BMV’s operations in Kazakhstan. The mining portion of the combined Mining and Exploration license entitles BMV to mine for a term of 25 years, with extension rights. It covers the area surrounding the Bakyrchik gold mine and the resources identified from previous exploration.

The exploration portion of the license surrounds the mining portion. The original term of the exploration portion expired in 2001. It was renewed at the time for 2 years and renewed a second time in 2003. Each renewal has resulted in a loss of 50% of land value, and the property is now approximately 21 km 2 in size. No further renewals of the exploration license are permitted, and the exploration portion of the license expires in April 2005. As per the terms of the Subsoil Use Contract and the Sale and Purchase Agreement, an eight-year extension was requested from the Ministry of Energy and Minerals Resources to evaluate all commercial discoveries in BMV exploration territory. This issue has not yet been resolved, however, the work program, requested by the Ministry of Energy and Mineral Resources, has been prepared and filed.

The gold deposits at Bakyrchik consist of a series of mineralized lenses or lodes lying within a large shear zone, which is 11.5 km in length. Gold mineralization is hosted within sheared carbonaceous sediments of the fault zones, and is principally contained within sulfide mineralization occurring in association with quartz stockworks, which crosscuts and parallels the foliation of the sediments. Mineralogical studies indicate that the majority of the gold is encapsulated by arsenopyrite and, to a lesser extent, pyrite. As the associated sediments contain up to 4% carbon, the deposit is said to be “double refractory” in nature, which makes processing very difficult.

Engineering studies commissioned by the IVN Group in 1996 and 1997 recommended development of a mining operation capable of producing between 500,000 and 1,000,000 tpy at a capital cost ranging from $100 million to $222 million. However, a precipitous decline in the price of gold at the end of 1997 dramatically changed the economic assumptions upon which these engineering studies were based and the IVN Group’s development plans for the Bakyrchik gold project were indefinitely postponed. In January 1998, the IVN Group placed the Bakyrchik gold project on care and maintenance status. Since 2001, BMV has processed limited quantities of existing stockpiles of ore on an intermittent basis. Recoveries have generally been below expectations.

BMV has undertaken numerous studies to find a way to more efficiently process the double-refractory sulphide ore on the property. BMV has determined that roasting Bakyrchik sulphide ore using rotary kilns and production of Doré Alloy using chemical treatment of the calcine before carbon in leach (“CIL”) technology, is the best option. The company commissioned independent consultants to produce a development proposal for the project based on this process. BMV has started to carry out the development proposed in the consulting report, which recommends construction and operation of a 200,000 tpy commercial demonstration roasting plant at the Bakyrchik mine using the roasting technology.

In 2004, BMV began to implement the development proposal. This included engineering of the roasting plant which was completed and submitted to the controlling agencies of the Republic of Kazakhstan for approval in August 2004, the acquisition of material for the new processing operation and further metallurgical testing. BMV has installed a used 40 m rotary kiln, began site preparation and foundation work for the discharge section of the rotary kiln, entered into agreements with a specialized contractor for the fabrication of non-standard gas handling equipment and purchased a near-new crusher capable of crushing the ore to the recommended size of –1 mm. The commercial demonstration roasting plant is scheduled for commissioning during the third quarter of 2005. Before full-scale development can commence, BMV will need to arrange third party financing.

During 2004, operation of a pilot-sized rotary kiln roaster continued, which confirmed that the technology can be applied to roast whole ores, concentrates and technogenics (man-made materials) in an environmentally safe manner. Recoveries exceeding 90% are consistently being achieved by CIL. To confirm the pilot plant results, a series of confirmatory and process optimization roasting tests were planned in the fully instrumented pilot scale direct fired rotary kiln. The initial battery of tests confirmed that in the rotary kiln the levels of arsenic and sulphur in Bakyrchik ore can be reduced to equal or lower levels than previously obtained in a circulating fluidized bed pilot plant. Currently, calcines are being chemically treated ahead of CIL and again, an improvement in the overall gold recovery is being experienced. The next iteration is a series of continuous pilot plant tests to further optimize the process and to develop the process control philosophy.

During the first quarter of 2004, the existing flotation plant processed previously mined sulfide ore to produce flotation and gravity concentrates for sale. The sulfide ore that was processed has been stored in open stockpiles for 7 years and due to weathering, including oxidation and physical degradation, the gold recovery was poor. The carbonatious shales also impacted the flotation process. In total during the first quarter of 2004, 9,236 tonnes of sulfide ore averaging 6.77 g/t were processed producing 785 tonnes of flotation concentrate of an average grade of 32.83 g/t, 13.8 tonnes of gravity concentrate averaging 166.4 g/t; and 21.8 tonnes of carbon and slime concentrate averaging 6.88 g/t Furthermore, 159.9 tonnes of flotation concentrate averaging 30 g/t were processed through the cleaner flotation section of the plant producing 9.9 tonnes of gravity concentrate of an average grade of 73.62 g/t.

In April 2004, due to the low gold recovery from stored sulfide ore, the plant started processing tailings from the tailings dam through a gravity concentration circuit to produce gravity concentrates. For this operation, 11 used concentration tables were purchased and installed, two of which work as cleaners. The tails are reclaimed using a drag line and transported from the tailings dam to the plant. By the end of the year, 38,787 tonnes of tails averaging 4.13 g/t gold were processed producing 821.11 tonnes of gravity concentrate of an average grade of 44.85 g/t gold.

BMV and an independent consultant have conducted an assessment of the potential to mine approximately one million ounces of gold (grading an average of 8.00 g/t) by extending Open Pit No. 4. This option reduces the start up risk of the mining part of the project by starting the commercial mining operation from the surface, rather than from underground. BMV is conducting further internal assessments as to the viability of such an operation.

Australia

In September 2003, the IVN Group acquired a series of mining and exploration tenements in Australia from the receivers of Selwyn Mines Limited (“Selwyn”) for Aus$6 million. These tenements cover an area of more than 1,450 km2 situated approximately 160 km southeast of Mount Isa in northwestern Queensland.

The Selwyn area, which is located within the Eastern Sequence, Cloncurry Complex, of the Mount Isa Inlier, has been subject to exploration and mining activity by a number of companies over the last 100 years. In 1978 a major gold exploration program began along the Selwyn ironstones, and mining of the gold rich near surface oxide deposits commenced along the Selwyn Line in 1989. Subsequently a transition was made to producing copper/gold concentrate from sulphide ore. Some twenty km to the north at Mount Elliott, underground production began in 1993. The operations were temporarily closed in 1999.

Selwyn purchased the mine in 1999, re-commencing operations during 2000. In 2002, Selwyn undertook an expansion program but production problems forced Selwyn into receivership at the end of 2002. The receivers placed the mine on care and maintenance during April 2003 pending a sale.

IVN has commenced an exploration program aimed at testing for extensions of the known copper and gold mineralization in and around the Selwyn mine area and exploring new targets that are believed to have the potential to host near-surface oxide copper deposits. In 2004, at 17 hole, 3,549m drill program was completed at Mt. Doré. In 2005, the Corporation’s Australian subsidiary also completed a smaller diamond drilling program at the Swan prospect, located 600 m southwest of the former Mount Elliot gold and copper mine, in which the company had identified a 300 m by 400 m magnetic anomaly. Six of the drill holes, one of which reached a depth of at least 350 m, intersected high-grade intervals of iron oxide, copper and gold. The intercepts varied from approximately 20 m to 115 m, with grades ranging from 0.21% copper to 1.2% copper and from 0.21 g/t gold to 0.99 g/t gold. Most of the mineralized intervals start at depths of between approximately 50 m and 180 m. The mineralization is breccia-hosted, supergene and hypogene chalcocite and gold mineralization.

The IVN Group has also confirmed the existence at Swan of a supergene copper and gold blanket of oxidized, clay-altered material overlying the breccia-hosted mineralization. IVN believes that below this blanket, calc-silicate-altered sediments and metabasalt rocks host a large, gold-bearing vein or breccia system composed of chalcocite, bornite and magnetite. This zone has been drilled by 12 holes, eight of which have intercepted iron ore, copper and gold mineralization.

The IVN Group intends to follow-up with additional exploration, including additional diamond drilling, on the Swan prospect and other nearby prospects in order to better define the extent and grade of mineralization in the area.

Myanmar

Ivanhoe Myanmar Holdings Limited (“IVN Myanmar”) continues an exploration program of the Block 10 area of central Myanmar, where the main target is a series of high-grade narrow, mesothermal quartz-gold veins, centred on the 1300 m elevation Modi Taung vein. The company holds its rights to explore this property through an exploration permit of Block 10 that it held for several years. The permit expires in August 2005.

A joint venture proposal with the Myanmar Mines Ministry for the development and mining of Modi Taung, submitted to government in August 2004, was revised and re-negotiated following a change in the Myanmar tax regime. The proposal is currently being assessed by the Myanmar Investment Commission. The proposed joint venture equity ratio is 25% to Myanmar Mines Ministry to and 75% to IVN Myanmar.

IVN Myanmar has traced several veins throughout the exploration block, and continues to expand a number of vein systems. The principal exploration method has been trenching and diamond drilling.

Metallurgical tests on 50 kg samples supported earlier results with 94% to 96% recovery using gravity and flotation, similar to recoveries using cyanidation. Disposal of tailings in geotextile tubes was assessed and found to be the most desirable disposal method for the limited tonnage (75 tonnes per day) to be milled.

Recent statistical treatment of data on the Htongyi Taung vein 1 indicates an average vein width of 30 cm, and increasing gold grade with vein width. Other veins at Htongyi Taung, and the veins in the 4.7 km of adits at Shwezin, will be processed as soon as the on-going theodolite survey is completed.

Other Exploration Projects

IVN’s exploration team is active in a number of jurisdictions, looking for new prospective mineral exploration projects. These projects are not exclusive to Asia, as IVN is in advanced stages with respect to acquiring an interest in mineral projects in Bulgaria, Serbia and other jurisdictions.

Equity Investments

IVN currently holds 18,697,112 common shares in the capital of Jinshan, representing approximately 38.51% of Jinshan’s currently outstanding common shares. Jinshan is listed on the TSX Venture Exchange.

IVN holds 19,123,513 common shares of Olympus Pacific Minerals Inc. (“Olympus”), representing approximately 19.56% of the issued and outstanding common shares of Olympus. IVN acquired approximately 10,000,000 of the shares in connection with a reorganization of the joint venture interests of Olympus, IVN and another company governing the Phuoc Son Joint Venture, one of Olympus’ principal projects in Vietnam, in which IVN sold its entire joint venture interest in consideration for such common shares. Olympus’ common shares are listed on the TSX Venture Exchange.

IVN owns 7,469,201 common shares of ASG representing approximately 51.08% of ASG’s issued and outstanding share capital. ASG’s common shares are listed on the TSX Venture Exchange.

IVN owns 54,141,586 ordinary shares in the capital of Intec Limited, representing approximately 12.81% of its issued and outstanding share capital. Intec Limited is listed on the Australian Stock Exchange.

During 2004, IVN purchased 4.6 million units of Entrée at a cost of Cdn.$4.6 million. Each unit consisted of one common share and one purchase warrant exercisable until October 2006 to purchase one additional common share of Entrée at a price of Cdn.$1.10. As at December 31, 2004, IVN owned approximately 9.04% of Entrée’s issued and outstanding share capital. Entrée’s common shares are listed on the TSX Venture Exchange.

The following table outlines the equity investments held by the IVN Group and their quoted market value as at December 31, 2004:

		Value
Company	Number of Shares	(US$)
Asia Gold Corp.	7,469,201	5,282,000
Entrée Gold Inc.	4,600,000	5,550,000
Jinshan Gold Mines Inc.	18,697,112	10,267,000
Olympus Pacific Minerals Inc.	19,123,513	5,569,000
Intec Limited	54,141,586	2,915,000

Exploration Expenditures

Total exploration and related expenses, categorized by country, for the years 2004 and 2003 were as follows:

	2004		2003
Country	(US$ Million)		(US$ Million)
Mongolia	85.5		60.4
China	3.0		3.7
Myanmar	3.3		2.6
Australia	4.8		0.0
Bulgaria	1.0		0.0
South Korea	(0.3	)(1)	2.3
Other	0.9		0.5

TOTAL	98.2		69.5

(1)	The figure represents exploration and operating costs as against proceeds from the sale of concentrate from pilot-scale mining on the property. IVN’s interest in South Korea was held by its subsidiary ASG. ASG sold the South Korean property in 2004.

Human Resources

At December 31, 2004 the IVN Group had 2,471 employees working at various locations. Total employees were allocated as follows:

	Total employees	Total employees at
Site	at December 2004	December 2003
Monywa Copper Project (50% owned by IVN)	889	867
Savage River Project(1)	272	281
Mongolia	553	454
South Korea	—	70
Myanmar Exploration	280	388
Bakyrchik (70% owned by IVN)	339	349
Singapore	7	0
Inner Mongolia	42	15
Exploration	39	26
Head office (includes ASG)	50	35

Total	2,471	2,485

(1)	IVN sold its interest in the Savage River Project in February 2005. See “General Development of the Business”.

ITEM 5: DIVIDENDS

The Corporation has not paid any dividends on its outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares of the Corporation is within the discretion of the Corporation’s Board of Directors and will depend upon their assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Corporation. At the present time, the Corporation’s anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance further development of its business. The Corporation is restricted in its ability to pay dividends on its Common Shares by limitations under the Business Corporations Act (Yukon) relating to the sufficiency of profits from which dividends may be paid.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of IVN consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at March 29, 2005 there were 293,767,721 Common Shares and no preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in IVN’s articles of continuance, IVN’s by-laws and in the Business Corporations Act (Yukon), and its regulations.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Business Corporations Act (Yukon) nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the

Common Shares and they are not liable to further calls or to assessment by the Corporation. The Business Corporations Act (Yukon) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation’s directors. The Corporation’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

Share Purchase Warrants

In 2003, IVN issued 7,150,000 share purchase warrants of which 7,125,000 are currently outstanding. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn.$12.50. The warrants are listed on the TSX, and expire in December 2005.

In 2004, IVN issued 5,760,000 share purchase warrants. Each 10 warrants entitle the holder on exercise to purchase one Common Share at a price of $8.68. The warrants expire in February 2006.

ITEM 7: MARKET FOR SECURITIES

The Common Shares of the Corporation are traded in Canada on the TSX, and in the United States on the New York Stock Exchange. IVN’s Common Shares are also currently listed on the Australian Stock Exchange, but the Corporation is in the process of delisting its Common Shares from that exchange, which is expected to occur in the second quarter of 2005. The closing price of the Corporation’s Common Shares on the TSX on March 29, 2005 was Cdn$8.35.

The following sets forth the high and low market prices and the volume of the common shares traded on the TSX during the periods indicated:

	(stated in Canadian dollars)
PERIOD	HIGH	LOW	VOLUME
January 2004	11.30	9.15	19,465,268
February 2004	9.74	7.21	31,916,141
March 2004	8.20	6.15	19,793,460
April 2004	9.30	7.42	24,711,698
May 2004	9.15	7.88	16,491,220
June 2004	9.65	6.98	10,416,544
July 2004	7.29	6.30	12,716,017
August 2004	6.15	4.85	11,095,295
September 2004	7.25	5.20	12,557,420
October 2004	7.86	6.82	22,395,785
November 2004	9.20	6.85	23,173,476
December 2004	9.50	7.92	12,547,050

ITEM 8: DIRECTORS AND OFFICERS

The name, municipality of residence and position with the Corporation of each director and executive officer of the Corporation, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
ROBERT M. FRIEDLAND Hong Kong	Chairman, Director and Chief Executive Officer (Director since March 1994)	Chairman of the Corporation (March 1994 to present); Chairman and President, Ivanhoe Capital Corporation (a venture capital company) (1988 to present)

R. EDWARD FLOOD Ketchum, Idaho	Deputy Chairman and Director (Director since March 1994)	Deputy Chairman of the Corporation (May 1999 to present); Senior Mining Analyst, Haywood Securities Inc. (securities dealer and investment bank) (May 1999 to November 2001); President of the Corporation (1995 to 1999)

JOHN MACKEN Termonfeckin, Co. Louth, Ireland	Director, President (Director since January 2004)	President of the Corporation (January 2004 to present); Senior Vice President of Freeport McMoran Copper & Gold (a mining company) (1996 to 2000)

DAVID HUBERMAN Vancouver, B.C.	Director (Director since September 2003)	President, Coda Consulting Corp. (business consulting firm) (1993 to present)

JOHN WEATHERALL Toronto, Ontario	Director (Director since June 1996)	President of Scarthingmoor Assets Management Inc. (an asset management company) (1996 to present)

KJELD THYGESEN London, England	Director (Director since February 2001)	Managing Director, Lion Resources Management (investment firm and fund manager) (1989 to present)

HON. ROBERT HANSON London, England	Director (Director since February 2001)	Chairman, Hanson Capital Limited (investment and finance company) (1998 to present); Chairman, Hanson Transport Group (1990 to present)

MARKUS FABER Hong Kong	Director (Director since February 2002)	Managing Director, Marc Faber Limited (investment advisory firm and fund manager) (1990 to present)

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
JOHN BRUK Vancouver, B.C.	Director (Director since August 2004)	Chairman, Pacific Endeavours Corporation (private investment and consulting company) (1986 to present)

HOWARD BALLOCH Beijing, China	Director (Director since March 2005)	President, The Balloch Group (investment and consulting company) (July 2001 to present); President, China-Canada Business Council (July 2001 to present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 to July 2001)

PETER G. MEREDITH Vancouver, B.C.	Director, Chief Financial Officer (Director since March 2005)	Chief Financial Officer of the Corporation (June 1999 to November 2001 & May 2004 to present); Chief Financial Officer, Ivanhoe Capital Corporation (a venture capital company) (1996 to present)

PIERRE MASSE West Vancouver, B.C.	Treasurer, Vice President	Treasurer and Vice President of the Corporation (May 2004 to present); Chief Financial Officer of the Corporation (November 2001 to May 2004); Controller of the Corporation (October 1998 to November 2001).

DOUGLAS KIRWIN Townsville, Australia	Executive Vice-President, Exploration	Executive Vice-President, Exploration of the Corporation (September 1995 to present)

PAUL CHARE Perth, Australia	Executive Vice-President, Operations	Executive Vice-President of Operations of the Corporation (May 2002 to present); Managing Director, Mines of Sardinia (a mining company) (2001 to May 2002); General Manager, Monywa JVCo (August 1997 to 2001).

BEVERLY A. BARTLETT New Westminster, B.C.	Corporate Secretary	Corporate Secretary of the Corporation (June 2001 to present); Corporate Secretary, Asia Gold Corp. (August 2003 to present); Corporate Secretary, Jinshan Gold Mines Inc. (May 2003 to present); Corporate Secretary, Ivanhoe Energy Inc. (oil and gas company) (June 2001 to present); Assistant Secretary, Ivanhoe Energy Inc. (1999 – 2001)

Each director’s term of office expires at the next annual general meeting of the Corporation.

Shareholdings of Directors and Senior Officers

As at March 29, 2005, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 101,470,255 Common Shares of the Corporation representing approximately 34.54% of the outstanding Common Shares of the Corporation.

Committees of the Board

The committees of the Board of Directors of the Corporation consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, and, effective March 11, 2005, an Executive Committee. The members of the Audit Committee are John Weatherall, Kjeld Thygesen and Markus Faber. The members of the Compensation and Benefits Committee are Kjeld Thygesen, Robert Hanson, David Huberman and John Bruk. The members of the Nominating and Corporate Governance Committee are John Weatherall, Kjeld Thygesen, Robert Hanson, Markus Faber, David Huberman and John Bruk. The members of the Executive Committee are Robert Friedland, John Macken and David Huberman.

Conflicts of Interest

Certain directors of the Corporation and its subsidiaries are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the Yukon Business Corporations Act, directors and officers of the Corporation are required to disclose to the Corporation the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

IVN has adopted a Code of Business Conduct and Ethics (the “Ethics Policy”) that applies to all directors, officers and employees of IVN and its subsidiaries. As required by the Ethics Policy, individuals representing IVN must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at IVN.

Audit Committee Information

Information Concerning the Audit Committee of the Corporation, as required by Multilateral Instrument 52-110, is provided in Schedule A to this Annual Information Form.

ITEM 9: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Annual Information Form, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.

At the end of 2004 and 2003, subsidiaries of the Corporation holding the Savage River Project owed approximately $5.1 million to Mr. Robert M. Friedland, Chairman and Chief Executive Officer of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River project. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Corporation receiving proceeds in excess of approximately $111 million from the sale of the Savage River Project.

The Corporation is a party to cost sharing agreements with other companies in which Robert M. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2004, the Corporation’s share of these costs was $9,963,000. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

R.M. Friedland
Corporation Name	Ownership Interest
Ivanhoe Energy Inc.	27.47%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	50.06%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Mr. Friedland owns 34.33% of the Common Shares of the Corporation, which owns 38.51% of the common shares of Jinshan Gold Mines Inc. and 51.08% of the common shares of Asia Gold Corp.

The shared and other expenditures for the last two years were as follows:

	$(000)
	Years ended December 31,
	2004	2003
Exploration	2,198	1,768
Legal	468	—
Office and administrative	2,057	1,834
Salaries and benefits	2,239	1,372
Travel (including aircraft rental)	3,001	2,636

	9,963	7,610

ITEM 10: TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.

ITEM 11: MATERIAL CONTRACTS

Reference is made to the material contracts that the Corporation has filed with Canadian securities regulatory authorities, coincident with the filing of this Annual Information Form, on the SEDAR website at www.sedar.com.

Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to the Corporation and was entered into between January 2004 and December 2004 or was entered into before that date but is still in effect. No disclosure is made regarding any contract that was entered into prior to January 1, 2002.

1.	Employment Agreement dated November 1, 2003 between IVN and John Macken. The term of the agreement commenced on January 1, 2004 and employs Mr. Macken as President of IVN on a continuous basis in consideration for payment to Mr. Macken of a base salary and benefits.

2.	Equity Participation and Earn-in Agreement dated October 15, 2004 between IVN and Entrée Gold Inc., as amended November 9, 2004. See “the discussion of the earn-in with Entrée in ‘General Development of the Business’” for further details.

3.	Head Agreement dated February 4, 2005 among IVN, Stemcor, Dominant Holdings AG and Stemcor Holdings Limited, setting forth the terms and conditions of the sale of the Savage River Project by the Corporation to Stemcor. See “the discussion of the sale of the Savage River Project in ‘General Development of the Business’” for further details.

4.	Share Sale Agreement dated February 4, 2005 between IVN and Stemcor, setting forth the terms and conditions of the sale of Beviron Pty. Ltd., as parent company of the Savage River Project operating companies and effecting part of the transactions contemplated in the Head Agreement described in paragraph 3 above.

5.	Share Sale Agreement dated February 4, 2005 between IVN and Dominant Holdings AG, setting forth the terms and conditions of the sale of Arbutus Holdings Ltd., as the holder of loans owed by the Savage River Project and effecting part of the transactions contemplated in the Head Agreement described in paragraph 3 above.

6.	Coal Rights Retention Agreement dated July 31, 2003 as amended and restated as of January 31, 2005 between IVN and ASG. Pursuant to this Agreement, IVN retains all right and interest in all coal and coal related products on a series of MELs that IVN sold to ASG on July 31, 2003.

ITEM 12: INTERESTS OF EXPERTS

IVN’s auditor is Deloitte & Touche LLP, Chartered Accountants, in Vancouver, B.C. The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2004 and 2003 have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent registered chartered accountants, given on their authority as experts in auditing and accounting.

AMEC, through its employee Stephen Juras, has prepared the Hugo Dummett Technical Report and the Southern Oyu Technical Report that form the basis of the scientific and technical disclosure regarding the Oyu Tolgoi Project, both of which are available on SEDAR at www.sedar.com. To the knowledge of the Corporation, AMEC and the principals of AMEC, including Stephen Juras, as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

ITEM 13: ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase the Corporation’s Common Shares and interests of insiders in material transactions is contained in the management information circular for the annual general meeting of the Corporation to be held on May 10, 2005, which will be made available on SEDAR concurrent with the delivery of the document to the Corporation’s shareholders. Additional financial information is contained in the Corporation’s comparative financial statements and MD&A as at and for the years ended December 31, 2004 and 2003. Copies of the information circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Corporation at 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1.

Additional information relating to IVN may be found on SEDAR at www.sedar.com.

SCHEDULE A

Audit Committee Matters

Composition of Audit Committee

IVN’s Audit Committee consists of Messrs. John Weatherall and Kjeld Thygesen and Dr. Markus Faber. Mr. Weatherall is the Chairman of the Audit Committee. The Board of Directors has determined that all members of the Audit Committee are “independent” and “financially literate” as defined in Multilateral Instrument 52-110. In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that John Weatherall is an audit committee financial expert.

Relevant Education and Experience

John Weatherall

Mr. Weatherall holds a Chartered Financial Analyst designation. He is currently the President of Scarthingmoor Asset Management Inc. Prior thereto, he was Chairman of Toronto Dominion Asset Management, the investment unit of a Canadian Chartered Bank and head of Institutional Equity with responsibility for investment research at Wood Gundy Inc. and Greenshields Inc. Mr. Weatherall has previously served on the audit committee of five publicly traded companies.

Markus Faber

Mr. Faber holds a PhD in economics from the University of Zurich. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the United States in which he routinely performed financial analysis of a range of different companies. His current occupation is principal of Marcus Faber Limited, an investment advisory firm and fund manager. He also acts as a director and advisor to a number of investment funds.

Kjeld Thygesen

Mr. Thygesen holds a bachelor of commerce, majoring in economics and accounting. He has been a resource investment analyst and fund manager for over 30 years. He has been the Managing Director of Lion Resources Management since 1989, and prior thereto was the Director, Natural Resources Department and fund manager for Rothschild Asset Management.

Audit Fees

Deloitte & Touche LLP has served as the Corporation’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2004 and fiscal 2003 were Canadian $1,336,000 and Canadian $1,042,000, respectively. The aggregate fees billed or expected to be billed by the auditors in fiscal 2004 and fiscal 2003 are detailed below.

(Canadian $ in 000’s)	2004	2003
Audit Fees (a)	$957	$897	(d)
Audit Related Fees (b)	10	10
Tax Fees (c)	369	135
All Other Fees	—	—

Total	$1,336	$1,042	(d)

a)	Fees for audit services billed or expected to be billed relating to fiscal 2004 and 2003 consisted of:

•	audit of the Corporation’s annual statutory financial statements

•	audit of the statutory financial statements of one of the Corporations’s subsidiaries

•	reviews of the Corporation’s quarterly financial statements

•	comfort letters, consents, and other services related to Securities and Exchange Commission and Canadian securities regulatory authorities’ matters

b)	Fees for audit-related services provided during fiscal 2004 and 2003 consisted of financial accounting and reporting consultations.

c)	Fees for tax services provided during fiscal 2004 and 2003 consisted of tax compliance, and tax planning and advice.

d)	Adjusted to reflect final billings for fiscal 2003 rendered in 2004.

Pre-Approval Policies and Procedures

All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.

Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

IVANHOE MINES LTD.
AUDIT COMMITTEE
CHARTER

I.	Purpose

The primary objective of the Audit Committee (the “Committee”) of Ivanhoe Mines Ltd. (the “Company”) is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, the Company’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may be the Company’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a)	Auditors

1.	Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company’s annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2.	When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3.	Review the Auditor’s audit plan and discuss the Auditor’s scope, staffing, materiality, and general audit approach.

4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

5.	Take reasonable steps to confirm the independence of the Auditors, which include:

(a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

(b) Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

(c) Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d) As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

6.	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7.	Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies in the United States, Australia and elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB and such other comparable bodies; and (ii) responding to any other reasonable request of the Audit Committee for confirmation as to their qualifications to act as the Company’s Auditors.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.

(b)	Financial Statements and Financial Information

11.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company’s audited financial statements be included in the Company’s annual reports distributed and filed under applicable laws and regulatory requirements.

12.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s interim financial statements, including management’s discussion and analysis, and the Auditor’s review of interim financial statements, prior to filing or distribution of such statements.

13.	Review any earnings press releases of the Company before the Company publicly discloses this information.

14.	Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information and extracted or derived from the Company’s financial statements and periodically assess the adequacy of these procedures.

15.	Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(a) the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices;

(b) the management letter provided by the Auditor and the Company’s response to that letter; and

(c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

16.	Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company’s financial statements, including any significant changes in the

Company’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

17.	Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company’s annual proxy statement.

(c)	Ongoing Reviews and Discussions with Management and Others

18.	Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

19.	Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

20.	Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company’s financial statements.

21.	Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

22.	Review and discuss with management, the Auditors and the Company’s independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

23.	Enquire of the Company’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

24.	Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

25.	Review and discuss with management any earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

26.	Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

27.	Review and discuss with management the Company’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies.

(d)	Risk Management and Internal Controls

28.	Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Company’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

29.	Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review and assess the effectiveness of such systems.

30.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

31.	In consultation with the Auditors and management, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company’s financial and accounting group.

32.	Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

33.	Review the internal control reports prepared by management, including management’s assessment of the effectiveness of the Company’s internal control structure and procedures for financial reporting and (ii) the Auditors’ attestation, and report, on the assessment made by management.

34.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(e)	Other Responsibilities

35.	Create an agenda for the ensuing year and confirm a timetable for the Audit Committee for the ensuing year.

36.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

37.	Review and approve (a) any change or waiver in the Company’s code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

38.	Establish, review and approve policies for the hiring of employees or former employees of the Company’s Auditors.

39.	Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

40.	Review its own performance annually, seeking input from management and the Board.

41.	Perform any other activities consistent with this Charter, the Company’s articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V.	Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company’s financial and accounting group.

VI.	Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.